   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 14, 1999



                                            REGISTRATION STATEMENT NO. 333-86575

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             POLYMEDICA CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    MASSACHUSETTS                                          04-3033368
           (STATE OR OTHER JURISDICTION OF                    (I.R.S. EMPLOYER IDENTIFICATION NO.)
           INCORPORATION OR ORGANIZATION)

                                11 STATE STREET
                          WOBURN, MASSACHUSETTS 01801
                                 (781) 933-2020
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                           -------------------------

                                 STEVEN J. LEE
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             POLYMEDICA CORPORATION
                                11 STATE STREET
                          WOBURN, MASSACHUSETTS 01801
                                 (781) 933-2020
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

             JOHN K.P. STONE, III, ESQ.                               LESLIE E. DAVIS, ESQ.
            THOMAS L. BARRETTE, JR., ESQ.                        TESTA, HURWITZ & THIBEAULT, LLP
                  HALE AND DORR LLP                                      125 HIGH STREET
                   60 STATE STREET                                 BOSTON, MASSACHUSETTS 02110
             BOSTON, MASSACHUSETTS 02109                            TELEPHONE: (617) 248-7000
              TELEPHONE: (617) 526-6000                             TELECOPY: (617) 248-7100
              TELECOPY: (617) 526-5000

                           -------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]


    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                           -------------------------

                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                              AMOUNT            PROPOSED MAXIMUM       PROPOSED MAXIMUM
                                              TO BE              OFFERING PRICE       AGGREGATE OFFERING         AMOUNT OF
  TITLE OF SHARES TO BE REGISTERED          REGISTERED            PER SHARE(1)             PRICE(1)         REGISTRATION FEE(2)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value per
  share..............................       3,335,000               $27.0625            $90,253,437.50            $25,091
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the Nasdaq National Market on September 2, 1999.

(2) The Company previously paid $22,541 in connection with its original filing on September 3, 1999.


    THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED SEPTEMBER 14, 1999


THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                2,900,000 SHARES

                                POLYMEDICA LOGO

                                  COMMON STOCK

                                 $    PER SHARE
--------------------------------------------------------------------------------

PolyMedica is offering 2,250,000 shares and the selling shareholders identified in this prospectus are offering 650,000 shares with this prospectus. We will not receive any proceeds from the sale of the shares by the selling shareholders. This is a firm commitment underwriting.


Our common stock is traded on the Nasdaq National Market under the symbol "PLMD." On September 13, 1999, the closing sale price of the common stock on Nasdaq was $27.125 per share.


INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                                              PER SHARE       TOTAL
                                                              ---------       -----
Price to public.............................................   $           $
Underwriting discount.......................................
Proceeds to PolyMedica......................................
Proceeds to selling shareholders............................

PolyMedica and some of the selling shareholders have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 435,000 additional shares from PolyMedica and the participating selling shareholders within 30 days following the date of this prospectus to cover over-allotments.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS                             FIRST UNION CAPITAL MARKETS CORP.
               The date of this prospectus is             , 1999.

                              [Inside Front Cover]

In the upper right corner is a photograph of a selection of our products for glucose monitoring. Directly underneath the photograph is the following text:
"Liberty Medical offers a full range of diabetes products from name-brand manufacturers."

In the left side of the same page is a photograph of the actress who appears in a number of our television commercials. In her right hand the actress is holding a box containing several of our diabetes-care products, and in her left hand she is holding one of those products. To the left of the photograph is the following text: "Liberty Medical provides home delivery and bills Medicare directly for eligible patients."

In the lower right corner is a photograph of several of our AZO brand products. Directly underneath the photograph is the following text: "The AZO family of products addresses urinary discomfort, where it is the market leader, as well as symptoms of menopause and incontinence."

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    4
Risk Factors................................................    7
Forward-Looking Information.................................   10
Common Stock Market Price Data..............................   10
Use of Proceeds.............................................   11
Dividend Policy.............................................   11
Capitalization..............................................   12
Selected Consolidated Financial Data........................   13
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   15
Business....................................................   21
Management..................................................   26
Principal and Selling Shareholders..........................   28
Underwriting................................................   30
Legal Matters...............................................   32
Experts.....................................................   32
Where You Can Find More Information.........................   32
Index to Consolidated Financial Statements..................  F-1

                            ------------------------

PolyMedica Corporation was incorporated as Emerging Sciences, Inc. in Massachusetts in November 1988, and commenced commercial operations in October 1989. In July 1990, we changed our name to PolyMedica Industries, Inc., and in September 1997, we changed our name to PolyMedica Corporation. Our executive offices are located at 11 State Street, Woburn, Massachusetts, and our telephone number is (781) 933-2020. Our World Wide Web site addresses are www.polymedica.com and www.libertymedical.com. The information in our Web sites is not a part of this prospectus and is not incorporated by reference into this prospectus. Unless the context otherwise requires, references in this prospectus to "PolyMedica," "we," "us," and "our" refer to PolyMedica Corporation and its subsidiaries.

We have registered the trademarks "AZO STANDARD," "AZO CRANBERRY," "CYSTOSPAZ," "CYSTOSPAZ-M," "SUPPRETTES" and "AQUACHLORAL" on the Principal Register of the United States Patent and Trademark Office. This prospectus also contains other product names, trade names and trademarks that belong to us or to other organizations.

Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

The underwriters are offering the shares subject to various conditions and may reject all or part of any order.

                               PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors." Information contained on our Web sites is not part of this prospectus and is not incorporated by reference into this prospectus.

                                  OUR BUSINESS


Liberty Medical Supply, a PolyMedica company, is a national direct-mail provider of diabetes supplies to seniors covered by Medicare. Liberty Medical has a database of over 220,000 active Medicare-eligible customers to whom it sells name-brand diabetes products. PolyMedica also holds a leading position in the urinary health market through our consumer healthcare division and sells fever thermometers through that division. We sell our line of over-the-counter women's urinary health products under the AZO brand. We manufacture, distribute and sell prescription urological and suppository products under our own brands through our professional products division.



As a participating Medicare provider and third-party insurance biller, Liberty Medical provides a simple, reliable way for seniors to obtain their diabetes testing supplies. Liberty Medical delivers diabetes testing supplies to customers' homes and bills Medicare and private insurance directly for those supplies that are reimbursable. Liberty Medical meets the needs of seniors with diabetes by:


  - providing mail order delivery of supplies direct to our customers' homes;

  -     billing Medicare or private insurance directly;

  -     providing 24-hour telephone support to customers; and

  - using sophisticated software and advanced order fulfillment systems to provide products and support quickly and efficiently.


In the United States, there are approximately 6.3 million seniors who have diabetes. With our database of over 220,000 active Medicare-eligible customers, Liberty Medical serves approximately 3.5% of the marketplace. While many of the
6.3 million seniors with diabetes are covered by managed care or are resident in extended care facilities, we believe that the balance are potential customers of Liberty Medical.


Liberty Medical recently initiated a program offering inhalation products to its Medicare-eligible customers with diabetes who also suffer from chronic respiratory conditions. We believe that our expertise in selling diabetes testing supplies will be a significant advantage to us in entering this new market. In addition, we also plan to initiate marketing efforts through advertising and promotions to add customers who have respiratory problems but who do not have diabetes.

Our consumer healthcare division primarily sells over-the-counter female urinary discomfort products and fever thermometers. We sell our urinary discomfort products for women under the AZO brand name and hold the number one position in this market for these types of products. Our thermometers include digital flexible tip, digital and glass thermometers. We sell our consumer healthcare products through an extensive network to large drug store chains, major supermarkets, mass merchandisers and drug wholesalers in the United States.

We also offer a broad line of prescription urology products, excluding non-anti-infectives but including urinary analgesics, antispasmodics, local anesthetics and analgesic suppositories. Our primary customers for these products are large drug wholesalers in the United States.

--------------------------------------------------------------------------------

                                  OUR STRATEGY

Our principal strategy is to expand the business of Liberty Medical. This strategy includes the following elements:

  - continue growth in our diabetes supply business by expanding our customer base;

  -  sell products addressing other chronic disease categories;

  -  create alliances with national retailers;

  -  begin e-commerce marketing; and

  -  add complementary products and businesses.

                                  THE OFFERING

Common stock offered by PolyMedica......     2,250,000 shares

Common stock offered by selling
shareholders............................     650,000 shares


Common stock to be outstanding after
this offering...........................     12,459,155 shares*


Use of proceeds.........................     Repayment of promissory notes to
                                             John Hancock Mutual Life Insurance
                                             Company and Barnett & Co. and early
                                             payment premium, working capital
                                             and other general corporate
                                             purposes, including potential
                                             acquisitions and strategic
                                             investments. See "Use of Proceeds."

Nasdaq National Market symbol...........     PLMD

---------------


* Assumes exercise of warrant by John Hancock Mutual Life Insurance Company.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                                            THREE MONTHS ENDED
                                               YEAR ENDED MARCH 31,              JUNE 30,
                                          ------------------------------    ------------------
                                           1997       1998        1999       1998       1999
                                          -------    -------    --------    -------    -------
                                                                               (UNAUDITED)
STATEMENT OF CONTINUING OPERATIONS DATA:
Net revenues:
  Diabetes supplies.....................  $ 8,652    $48,708    $ 80,597    $15,681    $26,365
  Consumer healthcare...................   10,296     11,149      14,275      2,598      2,929
  Professional products.................   11,505     13,968       9,953      2,382      2,286
                                          -------    -------    --------    -------    -------
          Total.........................   30,453     73,825     104,825     20,661     31,580
Cost of sales...........................   13,603     35,575      49,605      9,921     13,715
                                          -------    -------    --------    -------    -------
Gross margin............................   16,850     38,250      55,220     10,740     17,865
Selling, general and administrative
  expenses..............................   12,985     28,826      42,185      8,062     13,361
                                          -------    -------    --------    -------    -------
Income from operations..................    3,865      9,424      13,035      2,678      4,504
Other income and expense:
  Gain on sale of wound care business...       --      4,126       1,597         --         --
  Investment income.....................      864        629         434        114         89
  Interest expense......................   (2,774)    (2,688)     (2,555)      (637)      (603)
                                          -------    -------    --------    -------    -------
Income before income taxes..............    1,955     11,491      12,511      2,155      3,990
Income tax provision (benefit)..........     (367)     3,872       4,867        862      1,536
                                          -------    -------    --------    -------    -------
Net income..............................  $ 2,322    $ 7,619    $  7,644    $ 1,293    $ 2,454
                                          =======    =======    ========    =======    =======
Earnings per share:
  Basic.................................  $  0.28    $  0.88    $   0.86    $  0.15    $  0.27
  Diluted...............................  $  0.27    $  0.79    $   0.78    $  0.13    $  0.25
Weighted average shares outstanding:
  Basic.................................    8,259      8,652       8,898      8,789      9,152
  Diluted...............................    8,618      9,691       9,786      9,771      9,890
Earnings per share excluding gain on
  sale of wound care business,
  diluted(1)............................  $  0.27    $  0.50    $   0.68    $  0.13    $  0.25


                                                                    JUNE 30, 1999
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(2)
                                                              --------   --------------
                                                                     (UNAUDITED)
BALANCE SHEET DATA:
Working capital.............................................  $ 32,767      $ 71,507
Cash and cash equivalents...................................    10,423        45,152
Total assets................................................   116,607       151,336
Total long-term debt and notes payable, net.................    22,018         4,413
Total liabilities...........................................    50,686        29,070
Shareholders' equity........................................    65,921       122,266


---------------------------
(1) Adjusted to give effect to the after tax gain of $2,736,000 in 1998 and $976,000 in 1999.


(2) Adjusted to give effect to the receipt of the estimated net proceeds of this offering based upon an assumed public offering price of $27.125 per share, the application of the net proceeds, the payment to PolyMedica by executive officers and a director of an aggregate of $654,419 to exercise options for shares to be sold by those officers in this offering, and the use by executive officers of 19,400 shares of their PolyMedica common stock to repay to PolyMedica loans aggregating $558,958.



--------------------------------------------------------------------------------

                                  RISK FACTORS

You should carefully consider the following factors and other information in this prospectus before deciding to invest in our common stock. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer, the market price of our common stock could decline, and you could lose all or part of the money you paid to buy our common stock.

WE COULD EXPERIENCE SIGNIFICANTLY REDUCED PROFITS IF MEDICARE CHANGES, DELAYS OR DENIES REIMBURSEMENT

Sales of a significant portion of our diabetes-related products will depend on the continued availability of reimbursement of our customers by government and private insurance plans. Any reduction in Medicare reimbursement currently available for our products would reduce our revenues. Without a corresponding reduction in the cost of such products, the result would be a reduction in our overall profit margin. Similarly, any increase in the cost of such products would reduce our overall profit margin unless there were a corresponding increase in Medicare reimbursement. Our profits could also be affected by the imposition of more stringent regulatory requirements for Medicare reimbursement. Any failure to comply with required Medicare reimbursement procedures could result in delays or loss of reimbursement and other sanctions, including fines and loss of Medicare provider status.

WE PLAN TO CONTINUE OUR RAPID EXPANSION; IF WE DO NOT MANAGE OUR GROWTH SUCCESSFULLY, OUR GROWTH AND PROFITABILITY MAY SLOW OR STOP

We have expanded our operations rapidly and plan to continue to expand. This expansion has created significant demands on our administrative, operational and financial personnel and other resources. Additional expansion in existing or new markets could strain these resources and increase our need for capital. Our personnel, systems, procedures, controls and existing space may not be adequate to support further expansion.

THE PROFITABILITY OF OUR DIABETES SUPPLY BUSINESS WILL DECREASE IF WE DO NOT RECEIVE RECURRING ORDERS FROM CUSTOMERS

We generally incur losses and negative cash flow with respect to the first order for diabetes supplies from a customer, due primarily to the marketing and regulatory compliance costs associated with initial customer qualification. Accordingly, the profitability of our diabetes supply business depends on recurring and sustained reorders. Reorder rates are inherently uncertain due to several factors, many of which are outside our control, including changing customer preferences, competitive price pressures, customer transition to extended care facilities, customer mortality and general economic conditions.

WE COULD EXPERIENCE SIGNIFICANTLY REDUCED PROFITS FROM OUR DIABETES SUPPLY BUSINESS IF IMPROVED TECHNOLOGIES THAT ELIMINATE THE NEED FOR CONSUMABLE TESTING SUPPLIES ARE DEVELOPED FOR GLUCOSE MONITORING

The majority of our diabetes supply products sales are of consumable testing supplies used to draw and test small quantities of blood for the purpose of measuring and monitoring glucose levels. Numerous research efforts are underway to develop more convenient and less intrusive glucose measurement techniques. The commercialization and widespread acceptance of new technologies that eliminate or reduce the need for consumable testing supplies could negatively affect Liberty Medical's business.

WE COULD BE LIABLE FOR HARM CAUSED BY PRODUCTS THAT WE SELL

The sale of medical products entails the risk that users will make product liability claims. A product liability claim could be expensive. Our insurance may not provide adequate coverage against these claims.

WE COULD LOSE CUSTOMERS AND REVENUES TO NEW OR EXISTING COMPETITORS WHO HAVE GREATER FINANCIAL OR OPERATING RESOURCES


Competition from other sellers of diabetes supplies, manufacturers of healthcare products, pharmaceutical companies and other competitors is intense and expected to increase. Many of our competitors and potential competitors are large companies with well known names and substantial resources. These companies may develop products and services that are more effective than any that we are developing or selling. They may also promote and market these products more successfully than we promote and market our products.


LOSS OF USE OF MANUFACTURING FACILITIES WOULD SIGNIFICANTLY REDUCE REVENUES AND PROFITS FROM OUR CONSUMER HEALTHCARE AND PROFESSIONAL PRODUCTS

We manufacture substantially all of our professional products and many of our AZO products at our facility in Woburn, Massachusetts. We also have most of our thermometers manufactured at one facility in China. If we cannot use either facility as a result of Food and Drug Administration, Occupational Safety and Health Administration or other regulatory action, fire, natural disaster or other event, our revenues and profits from the sale of those products will decrease significantly. We might also incur significant expense in remedying the problem or securing an alternative manufacturing source.

IF WE OR OUR SUPPLIERS DO NOT COMPLY WITH APPLICABLE GOVERNMENT REGULATIONS, WE MAY BE PROHIBITED FROM SELLING OUR PRODUCTS

Many of the products that we sell are regulated by the Food and Drug Administration and other regulatory agencies. If any of these agencies mandate a suspension of production or sales of our products or mandate a recall, we may lose sales and incur expense until we are in compliance with the regulations or change to another acceptable supplier.

WE COULD HAVE DIFFICULTY SELLING OUR CONSUMER HEALTHCARE AND PROFESSIONAL PRODUCTS IF WE CANNOT MAINTAIN AND EXPAND OUR SALES TO DISTRIBUTORS

We rely on third party distributors to market and sell our consumer healthcare and professional products. Our sales of consumer healthcare and professional products will therefore depend in part on our maintaining and expanding marketing and distribution relationships with pharmaceutical, medical device, personal care and other distributors and on the success of those distributors in marketing and selling our products.

SHORTENING OR ELIMINATING AMORTIZATION OF OUR DIRECT-RESPONSE ADVERTISING COSTS COULD ADVERSELY AFFECT OUR OPERATING RESULTS

Any accounting or business change that shortens or eliminates the four year amortization of our direct-response advertising costs could result in accelerated charges against our earnings.

OUR QUARTERLY REVENUES OR OPERATING RESULTS COULD VARY, WHICH MAY CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE

We have experienced fluctuations in our quarterly operating results and anticipate that such fluctuations could continue. Results may vary significantly depending on a number of factors, including:

  -     changes in reimbursement guidelines and amounts;

  -     changes in regulations affecting the healthcare industry;

  -     changes in the mix or cost of our products;


  -     the timing of customer orders;


  -     the timing and cost of our advertising campaigns; and

  - the timing of the introduction or acceptance of new products and services offered by us or our competitors.

WE MAY MAKE ACQUISITIONS THAT WILL STRAIN OUR FINANCIAL AND OPERATIONAL
RESOURCES

We regularly review potential acquisitions of businesses and products. Acquisitions involve a number of risks that might adversely affect our financial and operational resources, including:

  - diversion of the attention of senior management from important business matters;

  -     amortization of substantial goodwill;

  -     difficulty in retaining key personnel of an acquired business;

  -     failure to assimilate operations of an acquired business;

  -     failure to retain the customers of an acquired business;

  -     possible operating losses and expenses of an acquired business;

  - exposure to legal claims for activities of an acquired business prior to acquisition; and

  -     incurrence of debt and related interest expense.

WE MAY FAIL TO LOCATE ALTERNATIVE SUPPLIERS FOR OUR THERMOMETERS IF OUR SOLE SUPPLIER IN CHINA CANNOT MEET OUR DEMANDS

We purchase most of our thermometers from a sole supplier based in China. The delivery of products from this supplier is subject to changing risks associated with political developments and restrictions on trade. In the event that this supplier does not meet our demands, we cannot be certain that we could acquire products from other sources on a timely or cost effective basis.

YEAR 2000 PROBLEMS MAY ADVERSELY AFFECT OUR BUSINESS

The Year 2000 problem could adversely affect all aspects of our business, including the:

  -     manufacture and distribution of products;

  -     maintenance of communications with our customers and suppliers; and

  -     conduct of financial and administrative operations.

Although we have completed asking vendors, major customers, service suppliers and banks to verify their Year 2000 readiness, not all have responded. We have not yet completed our Year 2000 contingency plan.

OUR STOCK PRICE COULD BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES IN THIS OFFERING

The trading price of our common stock has been volatile and is likely to continue to be volatile. The stock market in general, and the market for healthcare-related companies in particular, has experienced extreme volatility. This volatility has often been unrelated to the operating performance of particular companies. Investors may not be able to sell their common stock at or above our public offering price. Prices for the common stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors' perceptions of us and general economic, industry and market conditions.

                          FORWARD-LOOKING INFORMATION

This prospectus contains or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements in this prospectus, particularly under the heading "Risk Factors," that we believe could cause our actual results to differ materially from the forward-looking statements that we make. The forward-looking statements do not reflect the potential impact of any future acquisitions, mergers or dispositions. We do not assume any obligation to update any forward-looking statement we make.

                         COMMON STOCK MARKET PRICE DATA

Our common stock is quoted on the Nasdaq National Market under the symbol "PLMD." Prior to January 11, 1999 our common stock was quoted on the American Stock Exchange under the symbol "PM." The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.


                                                              HIGH        LOW
                                                              -----       ---
FISCAL YEAR ENDED MARCH 31, 1998
First Quarter...............................................  8 7/8       4 1/4
Second Quarter..............................................  14 1/4      7 3/4
Third Quarter...............................................  14 15/16    9 1/16
Fourth Quarter..............................................  13 1/2      9 3/4

FISCAL YEAR ENDED MARCH 31, 1999
First Quarter...............................................  12 3/8      8 1/2
Second Quarter..............................................  11 1/4      7 1/4
Third Quarter...............................................  11 1/2      7 5/8
Fourth Quarter..............................................  11 3/16     5

FISCAL YEAR ENDING MARCH 31, 2000
First Quarter...............................................  11 1/8      7 1/2
Second Quarter (through September 13, 1999).................  29 5/8      9 11/16



On September 13, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $27.125 per share. As of September 13, 1999, PolyMedica had 413 shareholders of record.

                                USE OF PROCEEDS


The net proceeds from the sale of the 2,250,000 shares of common stock offered by us will be approximately $57,174,500 at the assumed public offering price of $27.125 per share, after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling shareholders.



We intend to use $20.0 million of the net proceeds of this offering to retire all of the Guaranteed Senior Secured Notes due January 31, 2003 held by John Hancock Mutual Life Insurance Company and Barnett & Co. These notes bear interest at the rate of 10.90% per annum. In addition, we will pay approximately $1.9 million as an early payment premium. We will use the balance of the net proceeds of this offering for working capital and general corporate purposes. We have discussions on an ongoing basis regarding possible acquisitions or investments in businesses or products that are complementary to our business. Although we may use a portion of the net proceeds for these kinds of investments, there are no current agreements or commitments in this regard. We may, however, change the allocation of these proceeds in response to developments or changes that affect our business or our industry. Pending use of the net proceeds for the above purposes, we plan to invest such funds in short-term, investment grade, interest-bearing securities.


                                DIVIDEND POLICY

We have never paid cash dividends on our common stock. We presently intend to retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. In addition, our revolving credit agreement restricts the payment of cash dividends.

                                 CAPITALIZATION

The following table sets forth the capitalization of PolyMedica as of June 30, 1999:

  -  On an actual basis; and


  - On an as adjusted basis to reflect our issuance and sale of 2,250,000 shares of common stock in this offering at an assumed public offering price of $27.125 per share, after deducting the estimated underwriting discounts and our estimated offering expenses, the issuance of an aggregate of 439,680 shares upon the cashless exercise by John Hancock Mutual Life Insurance Company of its warrants at an exercise price of $5.18 per share based on the $27.125 per share closing sale price of our common stock on September 13, 1999, the exercise by the other selling shareholders of options for 210,320 shares to be sold by those shareholders in this offering, the application of the net proceeds of the offering to repay debt having a principal amount of $20 million and pay an early payment premium, and the use by executive officers of 19,400 shares of their PolyMedica common stock to repay to PolyMedica loans aggregating $558,958, resulting in an increase in treasury stock of 19,400 shares.



The actual column of the following table is based on the number of shares outstanding as of June 30, 1999 and excludes:


  - 1,607,957 shares subject to options outstanding at a weighted average exercise price of $5.83 per share; and


  - the issuance of an aggregate of 439,680 shares upon the cashless exercise by John Hancock Mutual Life Insurance Company of its warrants at an exercise price of $5.18 per share based on the $27.125 per share closing sale price of our common stock on September 13, 1999.



                                                                        JUNE 30, 1999
                                                                  --------------------------
                                                                   ACTUAL       AS ADJUSTED
                                                                  ---------    -------------
                                                                  (UNAUDITED, IN THOUSANDS)
    Long-term debt and notes payable, net.......................   $22,018        $  4,413
                                                                   =======        ========
    Shareholders' equity:
      Preferred stock $.01 par value; 2,000,000 shares
         authorized, none issued or outstanding.................        --              --
      Common stock $.01 par value; 20,000,000 shares authorized;
         9,319,913 issued; 12,219,913 shares issued as
         adjusted...............................................        93             122
      Treasury stock, at cost, (90,971 shares; 110,371 shares as
         adjusted)..............................................      (646)         (1,205)
      Additional paid-in capital................................    57,099         114,898
      Retained earnings.........................................     9,934           8,451
      Notes receivable from officers............................      (559)             --
                                                                   -------        --------
         Total shareholders' equity.............................    65,921         122,266
                                                                   -------        --------
           Total capitalization.................................   $87,939        $126,679
                                                                   =======        ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

This section presents selected consolidated financial data of PolyMedica. You should read carefully the consolidated financial statements included in this prospectus, including the notes to the consolidated financial statements. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements.

We derived the consolidated statement of operations data for the years ended March 31, 1997, 1998 and 1999 and consolidated balance sheet data as of March 31, 1998 and 1999 from the audited financial statements in this prospectus. Those consolidated financial statements were audited by PricewaterhouseCoopers LLP, independent accountants. We derived the consolidated statement of operations data for the years ended March 31, 1995 and 1996 and the consolidated balance sheet data as of March 31, 1995, 1996 and 1997 from consolidated audited financial statements that are not included in the prospectus. We derived the consolidated statement of operations data for the three months ended June 30, 1998 and 1999 and consolidated balance sheet data as of June 30, 1998 and 1999 from the unaudited consolidated financial statements included in this prospectus. We believe that the unaudited consolidated financial statements contain all adjustments needed to present fairly the information included in those statements, and that the adjustments made consist only of normal recurring adjustments. The selected consolidated financial data for the three months ended June 30, 1999 are not necessarily indicative of the results that may be expected in any future period.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                      THREE MONTHS
                                               YEAR ENDED MARCH 31,                  ENDED JUNE 30,
                                 ------------------------------------------------   -----------------
                                  1995      1996      1997      1998       1999      1998      1999
                                 -------   -------   -------   -------   --------   -------   -------
                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenues...................  $26,609   $24,763   $30,453   $73,825   $104,825   $20,661   $31,580
Cost of sales..................    9,992    10,210    13,603    35,575     49,605     9,921    13,715
                                 -------   -------   -------   -------   --------   -------   -------
Gross margin...................   16,617    14,553    16,850    38,250     55,220    10,740    17,865
Selling, general and
  administrative expenses......   12,066     9,637    12,985    28,826     42,185     8,062    13,361
                                 -------   -------   -------   -------   --------   -------   -------
Income from operations.........    4,551     4,916     3,865     9,424     13,035     2,678     4,504
Other income and expense:
  Gain on sale of wound care
     business..................       --        --        --     4,126      1,597        --        --
  Investment income............      566       892       864       629        434       114        89
  Interest expense.............   (2,668)   (2,678)   (2,774)   (2,688)    (2,555)     (637)     (603)
                                 -------   -------   -------   -------   --------   -------   -------
                                  (2,102)   (1,786)   (1,910)    2,067       (524)     (523)     (514)
Income from continuing
  operations before income
  taxes........................    2,449     3,130     1,955    11,491     12,511     2,155     3,990
Income tax provision
  (benefit)....................       55        55      (367)    3,872      4,867       862     1,536
                                 -------   -------   -------   -------   --------   -------   -------
Income from continuing
  operations...................    2,394     3,075     2,322     7,619      7,644     1,293     2,454
Discontinued operations:
  Loss from operations of
     Cardio Tech International,
     Inc.......................     (605)     (923)       --        --         --        --        --
  Loss on disposal of Cardio
     Tech International,
     Inc.......................       --    (1,878)       --        --         --        --        --
                                 -------   -------   -------   -------   --------   -------   -------
                                    (605)   (2,801)
                                 -------   -------   -------   -------   --------   -------   -------
Net income.....................  $ 1,789   $   274   $ 2,322   $ 7,619   $  7,644   $ 1,293   $ 2,454
                                 =======   =======   =======   =======   ========   =======   =======
Earnings per share from
  continuing operations:
  Basic........................  $  0.27   $  0.04   $  0.28   $  0.88   $   0.86   $  0.15   $  0.27
  Diluted......................  $  0.26   $  0.04   $  0.27   $  0.79   $   0.78   $  0.13   $  0.25
Earnings per share from
  discontinued operations:
  Basic........................  $ (0.09)  $ (0.39)       --        --         --        --        --
  Diluted......................  $ (0.09)  $ (0.37)       --        --         --        --        --
Weighted average shares
  outstanding:
  Basic........................    6,642     7,096     8,259     8,652      8,898     8,789     9,152
  Diluted......................    6,790     7,492     8,618     9,691      9,786     9,771     9,890

                                                  MARCH 31,                              JUNE 30,
                             ----------------------------------------------------   -------------------
                               1995       1996       1997       1998       1999       1998       1999
                             --------   --------   --------   --------   --------   --------   --------
                                                                                        (UNAUDITED)
BALANCE SHEET DATA:
Working capital............  $ 17,664   $ 25,546   $ 14,626   $ 21,069   $ 32,389   $21,734    $32,767
Cash and cash
  equivalents..............    14,006     23,302     11,028      6,440     10,191     9,759     10,423
Total assets...............    65,753     72,573     75,233     92,401    112,939    95,200    116,607
Total long-term debt and
  notes payable, net.......    24,433     24,400     22,818     20,577     21,583    20,599     22,018
Total liabilities..........    29,027     29,293     31,861     39,473     49,894    40,885     50,686
Shareholders' equity.......    36,726     43,280     43,372     52,928     63,045    54,315     65,921

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

We sell specialty medical products primarily in three areas. Liberty Medical is a national direct-mail provider of diabetes supplies to seniors covered by Medicare. Our consumer healthcare division holds the leading positions in the urinary health and fever thermometer markets. Our professional products division manufactures, distributes and sells prescription urological and suppository products under our own brands. Since acquiring Liberty Medical in 1996, we have devoted a large part of our resources to the growth of our diabetes supplies business, resulting in substantial increases in the revenues of that business in each of our 1997, 1998 and 1999 fiscal years. We intend to continue this emphasis on Liberty Medical in the future.

We recognize revenues upon shipment of our products. Our expense items include cost of sales and selling, general and administrative expenses:

     - cost of sales consists primarily of purchasing finished goods for sale in our diabetes supplies business and, to a lesser extent, materials and overhead costs for products that we manufacture in our facility; and

     - selling, general and administrative expenses consist primarily of expenditures for personnel and benefits, as well as allowances for bad debts, rent, amortization of capitalized direct-response advertising costs and other amortization and depreciation.

We capitalize direct-response advertising and related costs and amortize those costs on an accelerated basis during the first two years of a four-year period. Under this method, we amortize 55% of the costs in the two years after the date they are incurred, and we amortize 45% on a straight line basis over the next two years. We assess the realizability of the amounts of direct-response advertising costs reported as assets at each balance sheet date by comparing the carrying amounts of those assets to the probable remaining future net benefits expected to result directly from such advertising.

RESULTS OF OPERATIONS

The following table sets forth selected consolidated statement of operations data as a percentage of total net revenues for the periods indicated:

                                                                                         THREE MONTHS
                                                               YEAR ENDED MARCH 31,     ENDED JUNE 30,
                                                               ---------------------    --------------
                                                               1997    1998    1999     1998     1999
                                                               -----   -----   -----    -----    -----
                                                                                         (UNAUDITED)
Net revenues................................................   100.0%  100.0%  100.0%   100.0%   100.0%
Cost of sales...............................................    44.7    48.2    47.3     48.0     43.4
                                                               -----   -----   -----    -----    -----
Gross margin................................................    55.3    51.8    52.7     52.0     56.6
Selling, general and administrative expenses................    42.6    39.0    40.2     39.0     42.3
                                                               -----   -----   -----    -----    -----
Income from operations......................................    12.7%   12.8%   12.5%    13.0%    14.3%

THREE MONTHS ENDED JUNE 30, 1999 COMPARED TO THREE MONTHS ENDED JUNE 30, 1998

Total net revenues increased by 52.9% to $31.6 million in the three months ended June 30, 1999, as compared with $20.7 million in the three months ended June 30, 1998. This increase was primarily the result of the increase in Liberty Medical sales.

Net product sales of diabetes supplies increased by 68.1% to $26.4 million in the three months ended June 30, 1999, as compared with $15.7 million in the three months ended June 30, 1998. This growth was primarily due to shipments to Type II diabetics who were not eligible for Medicare reimbursement during the three months ended June 30, 1998. These customers became eligible on July 1, 1998. Shipments to existing Type I diabetic customers also increased.

Net product sales of consumer healthcare products increased by 12.7% to $2.9 million in the three months ended June 30, 1999, from $2.6 million in the three months ended June 30, 1998. Sales of both the AZO product line and thermometers increased during the three months ended June 30, 1999. We added to our consumer healthcare product line by introducing AZO MENOPAUSE and AZO CONFIDENCE in April 1999, sales of which were not included in the three months ended June 30, 1998.

In the professional products division, net product sales decreased by 3.8% to $2.3 million in the three months ended June 30, 1999, as compared with $2.4 million in the three months ended June 30, 1998. This decrease was primarily a result of focusing our marketing resources on the diabetes and consumer healthcare segments.

As a percentage of net product sales, overall gross margins were 56.6% in the three months ended June 30, 1999 and 52.0% in the three months ended June 30, 1998. Gross margins in the three months ended June 30, 1999 increased due to an improved gross margin on sales of diabetes products.

As a percentage of net product sales, selling, general and administration expenses were 42.3% for the three months ended June 30, 1999 as compared with 39.0% for the three months ended June 30, 1998. Those expenses increased by 65.7% in the three months ended June 30, 1999 to $13.4 million as compared with $8.1 million in the three months ended June 30, 1998. This dollar increase was primarily attributable to the increase in personnel and expansion and improvement of operating systems of Liberty Medical.

Investment income decreased by 21.9% to $89,000 in the three months ended June 30, 1999 as compared with $114,000 in the three months ended June 30, 1998 as we earned interest on lower average cash balances due to investments in direct-response advertising and Liberty Medical infrastructure. Interest expense decreased by 5.3% to $603,000 in the three months ended June 30, 1999, as compared with $637,000 in the three months ended June 30, 1998, primarily reflecting a lower outstanding principal balance on the Guaranteed Senior Secured Notes held by John Hancock Mutual Life Insurance Company and Barnett & Co.

Pretax income was $4.0 million in the three months ended June 30, 1999, as compared with $2.2 million in the three months ended June 30, 1998. Our net income was $2.5 million, or $0.25 per diluted common share, in the three months ended June 30, 1999. This performance compares with net income of $1.3 million, or $0.13 per diluted common share, in the three months ended June 30, 1998.

The effective tax rate was 38.5% in the three months ended June 30, 1999 and 40% in the same period in 1998.

YEAR ENDED MARCH 31, 1999 COMPARED TO YEAR ENDED MARCH 31, 1998

PolyMedica's total net revenues increased by 42.0% to $104.8 million in the fiscal year ended March 31, 1999 as compared with $73.8 million in the fiscal year ended March 31, 1998. This increase primarily resulted from the growth in Liberty Medical revenues during the fiscal year ended March 31, 1999.

Liberty Medical's net product sales of diabetes supplies increased by 65.5% to $80.6 million in the fiscal year ended March 31, 1999 as compared with $48.7 million in the fiscal year ended March 31, 1998. This growth was largely a result of our direct-response advertising spending, as well as recurring shipments to existing customers. In addition, we shipped product to Type II diabetics for the first time beginning in July 1998.

PolyMedica's net product sales of consumer healthcare products increased by 28.1% to $14.3 million in the fiscal year ended March 31, 1999 as compared with $11.1 million in the fiscal year ended March 31, 1998. Sales of both the AZO line of products and thermometers increased during the fiscal year ended March 31, 1999. We began shipping AZO TEST STRIPS, an in-home urinary tract infection testing kit, during the three months ended March 31, 1998. In addition, we added to our product line by introducing our Flexible-Tip Digital Thermometer with Fever Alarm which began shipping in August 1997.

In the professional products group, there were $1.0 million of nonrecurring net product sales of PolyMedica's institutional wound care products in the fiscal year ended March 31, 1998. Excluding these wound care product sales, recurring net product sales decreased by 23.1% to $10.0 million in the fiscal year ended March 31, 1999 as compared with $12.9 million in the fiscal year ended March 31, 1998. Our sales of professional products in the fiscal year ended March 31, 1998 were higher than expected because a competitor left the market for those products. That competitor later returned, resulting in lower revenues in 1999.

As a percentage of net product sales, overall gross margins were 52.7% in the fiscal year ended March 31, 1999 and 51.8% in the fiscal year ended March 31, 1998. Gross margins in the fiscal year ended March 31, 1999 increased due to improved gross margins at Liberty Medical, resulting from a change in product mix and higher volume purchasing from suppliers, as well as improving margins of professional products.

As a percentage of total revenues, selling, general and administrative expenses were 40.2% for the fiscal year ended March 31, 1999 as compared with 39.0% for the fiscal year ended March 31, 1998. Selling, general and administrative expenses increased by 46.3% in the fiscal year ended March 31, 1999 to $42.2 million as compared with $28.8 million in the fiscal year ended March 31, 1998. We attribute this increase primarily to expenditures for personnel in customer service, marketing and other areas as well as for enhancements of information technology systems related to our expansion of Liberty Medical.

Our investment income decreased by 31.0% to $434,000 in the fiscal year ended March 31, 1999 as compared with $629,000 in the fiscal year ended March 31, 1998 as we earned interest on lower average cash balances in the fiscal year ended March 31, 1999. We faced interest expense of $2.6 million in the fiscal year ended March 31, 1999 as compared with $2.7 million in the fiscal year ended March 31, 1998, as we accrued interest expense in both periods on the Guaranteed Senior Secured Notes due January 31, 2003 held by John Hancock Mutual Life Insurance Company and Barnett & Co.

Our pretax income was $12.5 million in the fiscal year ended March 31, 1999. Excluding the $1.6 million pretax gain related to the sale of the wound care business, pretax income from ongoing businesses was $10.9 million, a 48.2% increase as compared with $7.4 million in the fiscal year ended March 31, 1998. Our net income was $7.6 million, or $0.78 per diluted common share, in the fiscal year ended March 31, 1999. Net income, excluding the $976,000 after tax gain from the sale of the wound care business, or $0.10 per diluted common share, was $6.7 million, or $0.68 per diluted common share. This performance compares to net income, excluding the gain on the sale of the Company's wound care business, of $4.9 million, or $0.50 per diluted common share, in the fiscal year ended March 31, 1998.

The effective tax rate was 38.9% in the fiscal year ended March 31, 1999 and 33.7% in the fiscal year ended March 31, 1998.

YEAR ENDED MARCH 31, 1998 COMPARED TO YEAR ENDED MARCH 31, 1997

PolyMedica's total net revenues increased by 142.5% to $73.8 million in the fiscal year ended March 31, 1998 as compared with $30.5 million in the fiscal year ended March 31, 1997. We attribute this increase primarily to the growth in Liberty Medical revenues, which were generated for twelve months during the fiscal year ended March 31, 1998 as compared to seven months during the fiscal year ended March 31, 1997.

Liberty Medical's net product sales of diabetes supplies were $48.7 million in the fiscal year ended March 31, 1998. This performance compares with $8.7 million in the fiscal year ended March 31, 1997 for the seven month period beginning with the August 1996 acquisition of Liberty Medical by the Company. This growth was largely a result of our increased direct-response advertising spending, including our initiation of television advertising at the end of the fiscal year ended March 31, 1997.

PolyMedica's net product sales of consumer healthcare products increased by 8.3% to $11.1 million in the fiscal year ended March 31, 1998 as compared with $10.3 million in the fiscal year ended March 31, 1997. Sales of thermometers products increased during the fiscal year ended March 31, 1998, offset by a decline in sales of AZO STANDARD. Shipments of AZO TEST STRIPS, an in-home urinary tract infection testing kit, began during the three months ended March 31, 1998.

PolyMedica's net product sales of professional products increased by 21.4% to $14.0 million in the fiscal year ended March 31, 1998 as compared with $11.5 million in the fiscal year ended March 31, 1997. Professional products include a full year of wound care product sales in the fiscal year ended March 31, 1997. The increase in professional products sales was primarily due to additional shipments of URISED in the fiscal year ended March 31, 1998. We believe that this increase was the result of the temporary departure of a competitor from the generic products market partially offset by a lower level of wound care related sales in the fiscal year ended March 31, 1998 due to the sale of certain assets of the wound care division in July 1997.


As a percentage of net revenues, PolyMedica's overall gross margins were 51.8% in the fiscal year ended March 31, 1998 and 55.3% in the fiscal year ended March 31, 1997. Gross margins in the fiscal year ended March 31, 1998 decreased due to the inclusion of significant sales of diabetes-related products, which have gross margins that are lower than our average for products sold in the fiscal year ended March 31, 1997, partially offset by improving margins and higher revenues of professional products.



As a percentage of total revenues, our selling, general and administrative expenses were 39.0% for the fiscal year ended March 31, 1998 as compared with 42.6% for the fiscal year ended March 31, 1997. Selling, general and administrative expenses increased by 122.0% in the fiscal year ended March 31, 1998 to $28.8 million as compared with $13.0 million in the fiscal year ended March 31, 1997. We attribute this increase primarily to general and administrative expenses related to the expansion of Liberty Medical, and marketing and advertising costs related to our consumer healthcare products.


Investment income decreased by 27.2% to $629,000 in the fiscal year ended March 31, 1998 as compared with $864,000 in the fiscal year ended March 31, 1997 as we earned interest on lower average cash balances in the fiscal year ended March 31, 1998. Interest expense was $2.7 million in the fiscal year ended March 31, 1998 as compared with $2.8 million in the fiscal year ended March 31, 1997. We accrued this expense in both periods on the Guaranteed Senior Secured Notes due January 31, 2003 held by John Hancock Mutual Life Insurance Company and Barnett & Co.

PolyMedica's pretax income was $11.5 million in the fiscal year ended March 31, 1998. Excluding the $4.1 million pretax gain from the sale of the wound care business, pretax income from ongoing businesses was $7.4 million, an increase of 275.5% as compared with $2.0 million in the fiscal year ended March 31, 1997. Our net income was $7.6 million, or $0.79 per diluted common share, in the fiscal year ended March 31, 1998. Net income, excluding the $2.7 million after tax gain from the sale of the wound care business, or $0.29 per diluted common share, was $4.9 million, or $0.50 per diluted common share. This performance compares to net income, excluding the gain on the sale of our wound care business, of $2.3 million, or $0.27 per diluted common share, in the fiscal year ended March 31, 1997.

SELECTED QUARTERLY RESULTS OF OPERATIONS

The following table sets forth a summary of our unaudited quarterly results of operations for each of the five quarters in the period ended June 30, 1999. These data have been derived from our unaudited interim financial statements which, in our opinion, have been prepared on substantially the same basis as the audited financial statements contained elsewhere in this prospectus and include all normal recurring adjustments necessary for a fair presentation of the financial information for the periods presented. These unaudited quarterly results should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

                      SELECTED QUARTERLY OPERATING RESULTS

                                                                       THREE MONTHS ENDED
                                                     ------------------------------------------------------
                                                     JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,
                                                       1998       1998        1998       1999        1999
                                                     --------   ---------   --------   ---------   --------
                                                                   (UNAUDITED, IN THOUSANDS)
Net revenues.......................................  $20,661     $24,823    $28,791     $30,550    $31,580
Cost of sales......................................    9,921      11,878     13,965      13,841     13,715
                                                     -------     -------    -------     -------    -------
Gross margin.......................................   10,740      12,945     14,826      16,709     17,865
Selling, general and administrative expenses.......    8,062       9,927     11,394      12,802     13,361
                                                     -------     -------    -------     -------    -------
Income from operations.............................  $ 2,678     $ 3,018    $ 3,432     $ 3,907    $ 4,504
                                                     =======     =======    =======     =======    =======
Depreciation and amortization, including
  amortization of direct-response advertising......  $ 1,956     $ 2,122    $ 2,237     $ 2,358    $ 2,538

LIQUIDITY AND CAPITAL RESOURCES


Since PolyMedica's inception, we have raised $53.5 million in gross equity capital, of which $7.2 million was from venture capital financing before our initial public offering, $39.0 million was from our March 1992 initial public offering, $4.5 million was from our November 1995 public offering and $2.75 million was from our March 1996 private placement of common stock. In January 1993, we sold $25.0 million of Guaranteed Senior Secured Notes due January 31, 2003 to John Hancock Mutual Life Insurance Company.


As of June 30, 1999, we had working capital of $32.7 million, including cash and cash equivalents of $10.4 million, which compares with working capital of $32.4 million, including cash and cash equivalents of $10.2 million, as of March 31, 1999.


During the three months ended June 30, 1999, we repaid $1.0 million under our $10.0 million collateralized revolving credit facility. Under the terms of this facility, we are required to repay all principal balances on March 31, 2001. This facility is collateralized by specified assets. Under this facility, we are obligated to be in compliance with certain financial covenants including maintenance of net income, limitations on indebtedness and maintenance of certain accounts and inventory above a specified level. The interest rate is tied to our funded debt to EBITDA ratio and averaged 7.75% per annum during the three months ended June 30, 1999.


To support Liberty Medical's growth we purchased a 66,000 square foot building in Port St. Lucie, Florida in May 1999 for $2.2 million, financed by a $1.4 million mortgage. Under the terms of this mortgage, we must repay all principal balances by May 2006. The mortgage is collateralized by the land, building, future improvements and permanent fixtures. The interest rate is 8.07% per annum. During this fiscal year we intend to make the investment necessary to improve and configure this building to meet Liberty Medical's operating requirements.


Our net accounts receivable were $32.3 million as of March 31, 1999 and $31.6 million as of June 30, 1999. As of June 30, 1999, Liberty Medical's gross unbilled receivables included in accounts receivable were $16.6 million as compared with $15.3 million as of March 31, 1999. The increase was primarily a result of the overall growth of Liberty Medical's sales in the fiscal year ended March 31, 1999.


We expect that the net proceeds of this offering, together with our current working capital, revolving credit facility and funds generated from future operations will be adequate to meet our liquidity and capital requirements for at least the next 18 months. In the event that we undertake to make acquisitions of complementary businesses, products or technologies, or if we enter into alliances, we may require substantial additional funding beyond currently available funds. We currently have no commitments or agreements with respect to any such acquisition.

YEAR 2000 READINESS DISCLOSURE

Many older computer software programs refer to years in terms of their final two digits only. Such programs may interpret the year 2000 to mean the year 1900 instead. If not corrected, those programs could cause date-related transaction failures.

Year 2000 problems could affect the manufacture and distribution of products, maintenance of communications with our customers and suppliers and conduct of financial and administrative operations. We are making programming modifications and upgrades to correct or replace the systems critical to our business which we have identified as non-Year 2000 compliant. In addition to our in-house efforts, we have asked, and are awaiting responses from, vendors, major customers, service suppliers, communications providers and banks whose systems failures potentially could have a significant impact on operations to verify Year 2000 readiness. We are testing such systems where appropriate and possible. We have not completed our Year 2000 contingency plan.

External and internal costs specifically associated with modifying internal use software for Year 2000 compliance are expensed as incurred. To date, expenditures related to the Year 2000 problem have not been material. Such costs do not include normal system upgrades and replacements. We do not expect the future costs relating to Year 2000 compliance to have a material effect on our results of operations or financial condition.


The above expectations are subject to uncertainties. For example, if we are unsuccessful in identifying or fixing all Year 2000 problems in our critical operations, or if we are affected by the failure of suppliers or major customers (such as a large drug wholesaler or distributor) to continue operations due to such a problem, our results of operations or financial condition could be materially and adversely impacted.



The total costs that we incur in connection with the Year 2000 problems will be influenced by our successful identification of Year 2000 problems, the nature and amount of programming required to fix affected programs, the related labor and/or consulting costs for such remediation and the success of third parties with whom we have business relationships in addressing their own Year 2000 concerns. These and other unforeseen factors could have a material adverse effect on our business, results of operations or financial condition.


The information presented above is based upon our estimates, which we made using assumptions of future events. Uncontrollable factors such as the compliance of the systems of third parties and the availability of resources could materially increase the cost of, or delay, remedying Year 2000 problems. All Year 2000 statements contained herein are designated as "Year 2000 Readiness Disclosures" pursuant to the Year 2000 Information and Readiness Disclosures Act (P.L. 105-271).

                                    BUSINESS

INTRODUCTION


Liberty Medical Supply, a PolyMedica company, is a national direct-mail provider of diabetes supplies to seniors covered by Medicare. Liberty Medical has a database of over 220,000 active Medicare-eligible customers to whom it sells name-brand diabetes products. PolyMedica also holds a leading position in the urinary health market through our consumer healthcare division and sells fever thermometers through that division. We sell our line of over-the-counter women's urinary health products under our AZO brand. We manufacture, distribute and sell prescription urological and suppository products under our own brands through our professional products division.


LIBERTY MEDICAL

  Diabetes Supplies


We believe that Liberty Medical is the leading direct-mail provider of testing supplies to seniors with diabetes in the United States. As a participating Medicare provider and third-party insurance biller, Liberty Medical provides a simple, reliable way for seniors to obtain their diabetes testing supplies. Liberty Medical delivers diabetes testing supplies to customers' homes and bills Medicare and private insurance directly for those supplies that are reimbursable. Liberty Medical has over 220,000 active customers and, we believe, the country's largest proprietary database of seniors with diabetes. We define an active customer as one who has ordered products within the last six months. Liberty Medical meets the needs of seniors with diabetes by:


  -  providing mail order delivery of supplies direct to our customers' homes;

  -  billing Medicare or private insurance directly;

  -  providing 24-hour telephone support to customers; and

  - using sophisticated software and advanced order fulfillment systems to provide products and support quickly and efficiently.


Liberty Medical's rapid growth has been due to innovations in identifying, qualifying and retaining its customers. In 1997, Liberty Medical launched its direct-response advertising program using national television advertisements targeting seniors with diabetes. This advertising program introduced the convenience and simplicity of Liberty Medical's direct-to-customer delivery of diabetic supplies and the benefit of relieving customers of cumbersome reimbursement paperwork. From its acquisition by PolyMedica through June 30, 1999, Liberty Medical has invested $26.6 million in direct-response advertising. These advertisements have increased the number of Liberty Medical's active customers from approximately 18,700 to over 220,000.


Liberty Medical's 122-person customer service staff communicates with active customers at least four times per year. Through this relationship, we remind our customers to reorder necessary testing supplies, we introduce new products and we maintain an informed and personal dialogue. Our database tracks each contact made by our customer service staff as well as each customer's order patterns and related medical documentation. This interactive, real-time data equips our representative with current knowledge of each customer's testing requirements. We have made significant investments in computer systems, telecommunications equipment and information technology staff. These investments allow us to provide efficient customer fulfillment and complete electronic billing to Medicare in accordance with Medicare regulations. We also maintain a 24-hour help line to respond to customer inquiries.

Liberty Medical offers a full range of products from name-brand manufacturers including Johnson & Johnson, Roche, Bayer and Home Diagnostics. These products range from consumables, such as glucose test strips, lancets and syringes, to equipment, such as blood glucose monitors and lancing devices.

  Diabetes Market


In the United States, there are approximately 6.3 million seniors who have diabetes. With our database of over 220,000 active Medicare-eligible customers, Liberty Medical serves approximately 3.5% of the marketplace. While many of the
6.3 million seniors with diabetes are covered by managed care or are resident in extended care facilities, we believe that the balance are potential customers of Liberty Medical.


Diabetes is a chronic disease in which the body's metabolism of glucose is ineffective due to inadequate production of insulin. People with diabetes are classified as Type I or Type II. In general, individuals with Type I diabetes must obtain insulin from injection, while individuals with Type II diabetes may control their disease with medication, exercise and diet. For all people with diabetes, frequent monitoring of blood glucose helps avoid serious medical complications. The cost of glucose monitoring is high. The average person with Type I diabetes spends $1,700 per year to control his or her disease.

Diabetes testing supplies fall under Medicare Part B reimbursement. Medicare currently reimburses 80% of the cost of testing supplies such as test strips, lancets and glucometers, for eligible diabetics, but does not reimburse for insulin, syringes, oral medications and accessories. Medicare has historically reimbursed only people with Type I diabetes. On July 1, 1998, Medicare extended this coverage to people with Type II diabetes, expanding the number of people currently eligible to be reimbursed for purchases of diabetes testing supplies.

The aging United States population is a key factor in the expected increase in the number of people diagnosed with diabetes. Type II diabetes usually appears after the age of 40. Industry analysts therefore expect the rapid growth of the over-40 population to drive the growth in the number of diagnosed diabetics. Approximately 18.4% of all people in the United States over the age of 65 have either Type I or Type II diabetes. As more people are diagnosed with diabetes, their doctors may recommend active disease management programs. This should significantly increase the demand for testing products.

Many older diabetes patients today fail to buy the necessary supplies or test as frequently as they should because they believe that they cannot afford the supplies, have difficulty traveling to the local pharmacy or do not understand the Medicare reimbursement process. As a result, these patients may not monitor their blood sugar levels as closely as medical experts believe they should. Studies show that when people with diabetes maintain their blood glucose levels as close to normal as possible, the risk of complications such as eye disease, kidney disease, nerve disease and cardiovascular disease may be reduced by a range of 35% to more than 70%.

  Respiratory Products


Liberty Medical has recently initiated a program offering inhalation products to its Medicare-eligible customers with diabetes who also suffer from chronic respiratory conditions. We believe that our database of over 220,000 active diabetes supply customers and our expertise in selling diabetes testing supplies will be a significant advantage to us in entering this new market. In addition, we intend to initiate marketing efforts through advertising and promotions to add customers who have respiratory problems but who do not have diabetes.


CONSUMER HEALTHCARE

Our consumer healthcare division primarily sells over-the-counter female urinary discomfort products and fever thermometers. We sell our urinary discomfort products for women under the AZO brand name. We acquired the AZO brand in 1992, and we continue our efforts to increase awareness of our over-the-counter urinary discomfort products through promotion and advertising. We sell our broad range of fever thermometers primarily on a private label basis.

In the urinary discomfort area, our three principal products are AZO STANDARD, for the relief of urinary discomfort, AZO CRANBERRY, to help maintain a healthy urinary tract, and AZO TEST STRIPS, a home diagnostic kit for urinary tract infections. For the quarter ended June 30, 1999, the AZO line of products excluding our new products AZO CONFIDENCE and AZO MENOPAUSE, maintained its leading market share with over 46% of the market. In April 1999, we began shipment of two new AZO brand products for women. AZO MENOPAUSE offers relief from hot flashes and related menopausal symptoms. It is estimated that, in the United States and Canada, approximately 4,000 women reach menopause daily. AZO CONFIDENCE provides temporary relief of incontinence, which is estimated to affect approximately 25% of women between the ages of 30 to 59. We manufacture AZO CRANBERRY, AZO MENOPAUSE and AZO CONFIDENCE in our Woburn facility.

Our thermometers include digital flexible tip, digital and glass thermometers. A supplier in China in which we have a minority ownership interest custom manufactures our digital thermometers. We sell our consumer healthcare products through an extensive network to large drug store chains, major supermarkets, mass merchandisers and drug wholesalers.

PROFESSIONAL PRODUCTS

PolyMedica offers a broad line of prescription urology products, excluding non-anti-infectives but including urinary analgesics, antispasmodics, local anesthetics and analgesic suppositories. URISED, CYSTOSPAZ, and CYSTOSPAZ-M analgesics and antispasmodics provide symptomatic relief for urinary pain, burning and feelings of urgency, along with spasms. Many urology offices and hospitals purchase our local anaesthetic ANESTACON for use in diagnostic procedures or in the catheterization process. B&O SUPPRETTES and AQUACHLORAL suppositories are used by patients unable to tolerate oral analgesics and sedatives. Our primary customers for these products are large drug wholesalers in the United States.

We currently manufacture URISED, AQUACHLORAL, B&O SUPPRETTES and CYSTOSPAZ in our Woburn facility and outsource the manufacturing of the other products. Our state-of-the-art, automated equipment provides manufacturing efficiency.

BUSINESS STRATEGY

Our strategy includes the following elements:

  - Continue growth in our diabetes supply business by expanding our customer base. We believe that we can significantly expand our customer base of Medicare-eligible seniors with diabetes through increased marketing and advertising.

  - Sell products addressing other chronic disease categories. Seniors with diabetes have higher incidences of other chronic conditions. We believe that we can capitalize on our expertise in selling products eligible for Medicare and private insurance reimbursement by expanding our product offerings to this group. Our planned entry into the market for respiratory products is our initial implementation of this strategy.

  - Create alliances with national retailers. We are seeking to create alliances with large drug store chains to service their customers who have diabetes. These alliances could add sales volume while leveraging our processing, customer service and fulfillment infrastructure.

  - Begin e-commerce marketing. We are developing a new web site to extend Liberty Medical's product offerings into the e-commerce market. Seniors are one of the fastest growing segments of computer and Internet users.

  - Add complementary businesses and products. We will consider adding businesses, manufacturing capabilities and new products that capitalize upon our established Liberty Medical and AZO brand franchises and that can take advantage of our strengths in sales, marketing and distribution.

GOVERNMENT REGULATION

  Medicare

Medicare is a federally funded program that provides health insurance coverage for persons age 65 or older and for some disabled persons. Medicare provides reimbursement for some of the products that we sell. This portion of our business is therefore subject to extensive regulation. Medicare reimbursement payments are often lower than reimbursement payments of other third-party payers, such as traditional indemnity insurance companies. Effective July 1, 1998, testing supplies for Type II diabetics became reimbursable. In addition, on October 1, 1998, new Medicare reimbursement guidelines provided that quarterly orders of diabetes supplies to existing customers be administratively verified before shipment and that all doctor's orders for supplies are valid for a period of six months. In addition, the new regulations require that individuals with Type I diabetes who test more frequently than three times per day and individuals with Type II diabetes who test more frequently than one time per day visit their physician every six months and maintain a 30-day log book to verify frequency of testing.

We accept assignment of Medicare claims, as well as claims with respect to other third-party payers, on behalf of our customers. We process claims, accept payments and assume the risks of delay or nonpayment. We also employ the administrative personnel necessary to transmit claims for product reimbursement directly to Medicare and private health insurance carriers. We seek payment for any unreimbursed amounts directly from our customers within the limits permitted by law and regulation.

As a Medicare provider, we can provide medically necessary equipment and supplies to Medicare beneficiaries and obtain reimbursement directly from the Medicare intermediaries. Medicare reimburses 80% of the Medicare approved costs of Medicare covered equipment and supplies that meet its guidelines for reimbursement. Because we do not obtain full reimbursement through Medicare, our customers are personally responsible for the 20% balance of the cost either through secondary private insurance coverage or otherwise.

The processing of third-party reimbursements is a labor-intensive effort, and delays in processing claims for reimbursement may increase working capital requirements. Final determination of the reimbursements that Medicare pays to us are subject to review. Routine Medicare document requests to date have not resulted in any audits or significant adjustments.

  Pharmacy Licensing

In general, our pharmacy operations are regulated by the State of Florida Board of Pharmacy and the statutes of the State of Florida where we are licensed to do business as a pharmacy. Many of the states into which we deliver pharmaceuticals have laws and regulations governing our activities, although they generally permit our pharmaceutical activities so long as they are permitted under the laws and regulations of Florida. Nevertheless, we have applied for pharmacy licenses in 33 states and have been granted pharmacy licenses in 27 of them. An additional 10 states do not require non-resident pharmacy licenses. We believe that we are in compliance with the laws and regulations governing pharmaceutical activities in every state in which we deliver pharmaceuticals.

  General


Numerous federal, state and local laws relating to controlled drug substances, safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances apply to portions of our operations. For example, the Drug Enforcement Administration, known as the DEA, regulates controlled drug substances, such as the narcotics used in some of our professional products, under the Controlled Substances Act and the Controlled Substances Import and Export Act. Manufacturers, distributors and dispensers of controlled substances must be registered and inspected by the DEA, and are subject to inspection, labeling and packaging, export, import, security, production quota, record keeping and reporting requirements. In addition, labeling and promotional activities relating to medical devices and drugs are, in certain instances, subject to regulation by the Federal Trade Commission. To the extent we engage in new activities or expand current activities into new states, the cost of compliance with applicable regulations and licensing requirements could be significant. In addition, our manufacturing facility is subject to the Good Manufacturing Practices regulations of the United States Food and Drug Administration. The FDA enforces these regulations through its plant inspection program. In addition, our drug products are subject to the requirements of the Food, Drug and Cosmetics Act and related regulations.

COMPETITION

We compete in highly competitive markets. Many of our competitors and potential competitors have substantially greater capital resources, purchasing power and advertising budgets, as well as more experience in marketing and distributing products. These competitors include:

  -  retail pharmacies;

  -  healthcare product distributors;

  -  disease management companies; and

  -  pharmacy benefit management companies.


In the urinary discomfort category, our AZO STANDARD urinary analgesic is the category leader. Competitors include a number of major pharmaceutical companies. In the thermometer market, one very large medical device company has the dominant market share. In the professional products market, numerous pharmaceutical companies develop and market prescription products that compete with our products on a branded and generic basis.


We believe that the principal competitive factors in the diabetes supply market include attracting new customers, identifying and responding to customer needs, the quality and breadth of service and product offerings, and expertise with respect to the reimbursement process. We believe that we compete effectively in all of these areas because of:

  - Liberty Medical's brand recognition supported by a national television advertising campaign;

  -  our expertise in the Medicare reimbursement and compliance process; and

  - our significant investment in employee training, computer systems and order processing systems to assure high quality customer service and cost-effective order processing.

EMPLOYEES

As of August 31, 1999, we had 688 employees. We expect to employ additional personnel as we expand our operations. None of our employees is a member of a labor union. We believe that employee relations are good.

PROPERTIES

Our facilities are located in Woburn, Massachusetts; Palm City, Port St. Lucie and Stuart, Florida; and Golden, Colorado. Our corporate headquarters and our manufacturing facility are in Woburn in an approximately 60,000 square foot facility that we own. We also lease approximately 40,000 square feet at our Liberty Medical facilities in Palm City and Stuart, Florida and approximately 12,000 square feet at our distribution and sales facility in Golden, Colorado. We recently acquired and are currently configuring an approximately 66,000 square foot facility in Port St. Lucie, Florida to support the growth of our diabetes supply business. We believe that these facilities are adequate for our current needs.

LEGAL PROCEEDINGS

We are not a party to any material legal proceedings.

                                   MANAGEMENT


The following table lists our executive officers and directors as of September 14, 1999:



                     NAME                    AGE                         POSITION
                     ----                    ---                         --------
    Steven J. Lee..........................  52    Chairman and Chief Executive Officer, Director
    Arthur A. Siciliano....................  56    President
    Eric G. Walters........................  47    Chief Financial Officer and Clerk
    W. Keith Trowbridge....................  48    Vice President; President, Liberty Medical
    Daniel S. Bernstein....................  72    Director
    Peter K. Hoffman.......................  50    Director
    Marcia J. Hooper.......................  45    Director
    Frank W. LoGerfo.......................  59    Director
    Thomas S. Soltys.......................  51    Director


Mr. Lee has been Chairman since June 1996 and Chief Executive Officer and a director since May 1990. Mr. Lee served as President from May 1990 through June 1996. From March 1990 to May 1990, Mr. Lee was a manager in the Mergers and Acquisitions practice at Coopers & Lybrand. From November 1987 to March 1990, Mr. Lee was President and a director of Shawmut National Ventures, the venture capital division of Shawmut Bank, N.A. From 1984 to 1986, he was President, Chief Executive Officer and a director of RepliGen Corporation, a biotechnology company. Mr. Lee also spent eleven years in venture capital as President of Venture Management Advisors and at Bankers Trust Company. Mr. Lee currently serves as a director of Commonwealth BioVentures, Inc. and Fibersense Technology Corporation.


Dr. Siciliano has been President since June 1996 and served as Executive Vice President from July 1994 to June 1996, Senior Vice President from January 1993 to July 1994, Vice President, Pharmaceutics from July 1991 to January 1993 and Vice President, Manufacturing from June 1990 to July 1991. From our inception until June 1990, he served as Chief Operating Officer. From 1986 to 1989, he served as President of MediControl Corporation, a subsidiary of Biotechnology Development Corporation that he helped found. From 1984 to 1986, Dr. Siciliano served as President of Microfluidics Corporation, a high technology equipment manufacturer and a subsidiary of the Biotechnology Development Corporation. He served as President of the Heico Chemicals Division of the Whittaker Corporation from 1982 to 1984, as General Manager of Reheis Chemicals (Ireland), Ltd. during 1981 and as Technical Director for Reheis Chemical Co., a division of Revlon Inc., from 1975 to 1982. Dr. Siciliano also served as Director of Corporate Research for Kolmar Laboratories, Inc. from 1973 to 1975 and as Senior Scientist for The Gillette Company from 1969 to 1973.


Mr. Walters joined us in August 1990 as Chief Financial Officer and Treasurer. From 1987 to 1990, Mr. Walters served in various positions at John Hancock Capital Growth Management, Inc., most recently as Assistant Treasurer. From 1983 to 1987, Mr. Walters served as Controller of Venture Founders Corporation and from 1979 to 1983, he was employed at Coopers & Lybrand, most recently as an Audit Supervisor. Mr. Walters is a Certified Public Accountant.

Mr. Trowbridge was appointed President of Liberty Medical and was elected Vice President of PolyMedica in May 1999. He joined us in February 1999 as Chief Operating Officer of Liberty Medical. From December 1997 to February 1999, he served as President, and from November 1994 to December 1997, he served as Executive Vice President, of U.S. Operations for Transworld Healthcare, Inc., where he was responsible for three domestic operating units including MK Diabetes Support Services. From August 1991 to October 1994, Mr. Trowbridge served as Chairman and CEO of Medical Associates of America, a national integrated network of physician owned pharmacies. Mr. Trowbridge also served as Executive Vice President of T2 Medical from January 1988 to August 1991.

Dr. Bernstein has been a director since 1992. Dr. Bernstein has been a physician at Brigham Medical Associates, Boston, Massachusetts since 1993, a lecturer at Harvard Medical School, Cambridge, Massachusetts since 1993 and Clinical Professor of Medicine Emeritus, Boston University School of Medicine since 1973.

Mr. Hoffman has been a director since 1997. Mr. Hoffman has served as President of Commercial Operations for the Duracell North Atlantic Group of The Gillette Company since January 1988. He served as Senior Vice President, Business Management, for the North Atlantic Group of The Gillette Company from 1988 to 1998. Mr. Hoffman joined The Gillette Company in 1972 and has held a variety of product management positions.

Ms. Hooper has been a director since 1991. Currently, she is Vice President and Partner of Advent International Corporation. Ms. Hooper served as President of Viking Capital Corporation from 1993 to 1996. Ms. Hooper served as General Partner of three venture capital funds of Ampersand Ventures from 1985 to 1993 and is currently a limited partner of the general partner of three venture capital funds of Ampersand Ventures.

Dr. LoGerfo has been a director since 1994. Dr. LoGerfo has been Attending Surgeon, Associate Chairman for Research, Department of Surgery, and Chief, Division of Vascular Surgery, Beth Israel Deaconess Medical Center since 1987. Dr. LoGerfo has served as William V. McDermott Professor of Surgery at Harvard Medical School since 1991.

Mr. Soltys has been a director since 1996. Mr. Soltys has served as President of Boston Special Risks Insurance Agency, Inc. since 1988 and has been its sole owner since 1994.

                       PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of August 31, 1999 by:

  - each person we know who beneficially owns more than 5% of the outstanding shares of our common stock;

  -  each of our directors;

  -  each of our most highly compensated executive officers in fiscal 1999;

  -  all our current directors and executive officers as a group; and

  -  each of the selling shareholders.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares. Shares of common stock issuable upon the exercise of stock options exercisable within 60 days after August 31, 1999, which we refer to as Presently Exercisable Options, are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.


                                              SHARES OF COMMON                              SHARES OF COMMON
                                                   STOCK                                         STOCK
                                          BENEFICIALLY OWNED PRIOR                      TO BE BENEFICIALLY OWNED
                                                TO OFFERING          NUMBER OF SHARES      AFTER OFFERING(1)
                                          ------------------------   OF COMMON STOCK    ------------------------
          NAME OF BENEFICIAL OWNER          NUMBER     PERCENTAGE    BEING OFFERED(1)     NUMBER     PERCENTAGE
          ------------------------        ----------   -----------   ----------------   ----------   -----------
    Safeco Corporation(2)
      Safeco Plaza
      Seattle, WA 98185.................  1,429,900       15.0%               --        1,429,900       11.5%
    John Hancock Mutual Life Insurance
      Company(3)
      200 Clarendon Street
      Boston, MA 02116..................    439,680        4.4           439,680               --         --
    Steven J. Lee(4)....................    676,195        6.8            95,600          580,595        4.5
    Arthur A. Siciliano(5)..............    405,187        4.2            71,700          333,487        2.6
    Eric G. Walters(6)..................    236,332        2.4            38,240          198,092        1.6
    W. Keith Trowbridge(7)..............      6,249          *                --            6,249          *
    Thomas S. Soltys(8).................    117,625        1.2                --          117,625          *
    Daniel S. Bernstein(9)..............     40,737          *             4,780           35,957          *
    Marcia J. Hooper(10)................     33,788          *                --           33,788          *
    Frank W. LoGerfo(11)................     27,750          *                --           27,750          *
    Peter K. Hoffman(12)................      9,760          *                --            9,760          *
    All directors and executive officers
      as a group (9 persons)(13)........  1,553,623       14.9           210,320        1,343,303       10.2


---------------------------
  *   Less than 1%


(1) If the underwriters' over-allotment option is exercised in full, the following selling shareholders will sell the number of additional shares of common stock set forth in the following table and, after the sale, will beneficially own the number of shares of common stock that is set forth below opposite their respective names; in addition, all directors and executive officers as a group will beneficially own the number of shares of common stock that is set forth below:

                                                                                     SHARES OF COMMON
                                                                                        STOCK TO BE
                                                                                    BENEFICIALLY OWNED
                                                                                           AFTER
                                                        NUMBER OF SHARES                EXERCISE OF
                                                     OF COMMON STOCK BEING             UNDERWRITERS'
                                                     OFFERED UPON EXERCISE         OVER-ALLOTMENT OPTION
                                                      OF THE UNDERWRITERS'        -----------------------
                      NAME                           OVER-ALLOTMENT OPTION         NUMBER      PERCENTAGE
                      ----                        ----------------------------    ---------    ----------
Steven J. Lee                                                 19,314                561,281        4.4%
Arthur A. Siciliano                                           14,486                319,001        2.5
Eric G. Walters                                                7,726                190,366        1.5
David S. Bernstein                                               965                 34,992          *
All directors and executive officers as a group
  (9 persons)                                                 38,000              1,305,303       10.0



 (2) Based on a Schedule 13G filed by Safeco Corporation and affiliated entities on February 12, 1999 pursuant to the Securities Exchange Act of 1934, as amended. The reported shares are owned beneficially by registered investment companies for which a subsidiary of Safeco Corporation serves as advisor. Safeco Corporation and the subsidiary that serves as an advisor disclaim beneficial ownership of the shares reported.



 (3) Represents aggregate shares of common stock issuable to John Hancock Mutual Life Insurance Company upon the cashless exercise of currently exercisable stock purchase warrants at an exercise price of $5.18 per share based on the $27.125 per share closing sale price of our common stock on September 13, 1999.


 (4) Includes 418,978 Presently Exercisable Options held by Mr. Lee.

 (5) Includes 197,781 Presently Exercisable Options held by Dr. Siciliano.

 (6) Includes 148,234 Presently Exercisable Options held by Mr. Walters.

 (7) Includes 6,249 Presently Exercisable Options held by Mr. Trowbridge.

 (8) Includes 17,625 Presently Exercisable Options held by Mr. Soltys.


 (9) Includes 33,000 Presently Exercisable Options held by Dr. Bernstein and 4,620 shares held by Dr. Bernstein in an IRA account.


(10) Includes 33,000 Presently Exercisable Options held by Ms. Hooper.

(11) Includes 27,750 Presently Exercisable Options held by Dr. LoGerfo.

(12) Includes 9,760 Presently Exercisable Options held by Mr. Hoffman.


(13) Includes 892,377 Presently Exercisable Options beneficially owned prior to this offering, gives effect to the exercise of options for 210,320 shares and the sale of those shares in the offering and, therefore, includes 682,057 Presently Exercisable Options beneficially owned after the offering.

                                  UNDERWRITING

PolyMedica and the selling shareholders have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp. and First Union Capital Markets Corp. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

                            UNDERWRITERS                          NUMBER OF SHARES
                            ------------                          ----------------
    CIBC World Markets Corp. ...................................
    First Union Capital Markets Corp. ..........................
                                                                      --------
              Total.............................................
                                                                      ========

This is a firm commitment underwriting. This means that the underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The representatives have advised PolyMedica and the selling shareholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to certain securities
dealers at such price less a concession of $     per share. The underwriters may
also allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

PolyMedica and some of the selling shareholders have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 435,000 additional shares from PolyMedica and the participating selling shareholders to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $ million, and the total proceeds to PolyMedica and the selling shareholders will be approximately $ million and $ million, respectively. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be given to the underwriters by PolyMedica and the selling shareholders.

                                                                  TOTAL WITHOUT            TOTAL WITH
                                                                   EXERCISE OF          FULL EXERCISE OF
                                                  PER SHARE   OVER-ALLOTMENT OPTION   OVER-ALLOTMENT OPTION
                                                  ---------   ---------------------   ---------------------
    PolyMedica..................................  $                 $                       $
    Selling shareholders........................
                                                  --------          --------                --------
              Total.............................  $                 $                       $
                                                  ========          ========                ========


PolyMedica will pay all of the expenses of the offering, excluding the underwriting discount, which expenses we estimate to be approximately $500,000.

PolyMedica and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

PolyMedica, its officers and directors and certain other shareholders have agreed to a 90-day "lock up" with respect to approximately 1,338,812 shares of common stock and certain other PolyMedica securities that they beneficially own, including securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, PolyMedica and such persons may not offer, sell, pledge or otherwise dispose of the PolyMedica securities without the prior written consent of CIBC World Markets Corp.


Rules of the Securities and Exchange Commission may limit the underwriters from bidding for or purchasing shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:


  - Stabilizing transactions -- The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

  - Over-allotments and syndicate covering transactions -- The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

  - Penalty bids -- If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

  - Passive market making -- Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to certain limitations, until the time, if ever, at which a stabilizing bid is made.

Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither PolyMedica nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If these transactions are commenced, they may be discontinued without notice at any time.

                                 LEGAL MATTERS

The validity of the shares of common stock we are offering will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the selling shareholders by Hale and Dorr LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

The consolidated financial statements as of March 31, 1998 and 1999 and for each of the three years in the period ended March 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov. In addition, these materials may be read at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of PolyMedica, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

The SEC allows us to "incorporate by reference" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC in the future and incorporate by reference will automatically update and may supersede the information contained in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the sale of all the shares covered by this prospectus.

-  Our Annual Report on Form 10-K for the fiscal year ended March 31, 1999;

-  Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999;

- All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

- The description of our common stock contained in our Registration Statement on Form 8-A dated March 27, 1995.

You may request a copy of these documents, which will be provided at no cost, by contacting: PolyMedica Corporation, 11 State Street, Woburn, Massachusetts 01801, Attention: Investor Relations; Telephone (781) 933-2020.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Report of Independent Accountants...........................    F-2
Consolidated Balance Sheets as of March 31, 1998 and 1999...    F-3
Consolidated Statements of Operations for the years ended
  March 31, 1997, 1998, and 1999............................    F-4
Consolidated Statements of Shareholders' Equity for the
  years ended March 31, 1997, 1998, and 1999................    F-5
Consolidated Statements of Cash Flows for the years ended
  March 31, 1997, 1998, and 1999............................    F-6
Notes to Consolidated Financial Statements..................    F-7
Consolidated Balance Sheets at March 31, 1999 and June 30,
  1999......................................................    F-23
Consolidated Statements of Operations for the three months
  ended June 30, 1998 and June 30, 1999.....................    F-24
Consolidated Statements of Cash Flows for the three months
  ended June 30, 1998 and June 30, 1999.....................    F-25
Notes to Consolidated Financial Statements..................    F-26

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of PolyMedica Corporation:

In our opinion, the accompanying consolidated balance sheets, and the related statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of PolyMedica Corporation and its subsidiaries (the "Company") at March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /s/ PRICEWATERHOUSECOOPERS LLP
                                          --------------------------------------
                                          PricewaterhouseCoopers LLP

Boston, Massachusetts
May 6, 1999

                             POLYMEDICA CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                MARCH 31,         MARCH 31,
                                                                   1998              1999
                                                              --------------    --------------
                                                               (DOLLARS IN THOUSANDS, EXCEPT
                                                                SHARE AND PER SHARE AMOUNTS)
ASSETS
Current assets:
  Cash and cash equivalents.................................     $  6,440          $ 10,191
  Accounts receivable (net of allowances of $3,914 and
     $7,330 in 1998 and 1999 , respectively)................       21,207            32,251
  Inventories...............................................        4,857             6,909
  Deferred tax asset........................................        2,075             2,708
  Prepaid expenses and other current assets.................          845               721
                                                                 --------          --------
     Total current assets...................................       35,424            52,780
Property, plant, and equipment, net.........................        6,285             6,856
Intangible assets, net......................................       39,555            37,278
Direct response advertising, net............................       10,899            15,678
Other assets, net...........................................          238               347
                                                                 --------          --------
     Total assets...........................................     $ 92,401          $112,939
                                                                 ========          ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable -- trade.................................     $  8,221          $ 12,527
  Accrued expenses..........................................        3,805             4,781
  Long-term debt and notes payable..........................        2,329             3,083
                                                                 --------          --------
     Total current liabilities..............................       14,355            20,391
Long-term debt and notes payable, net.......................       20,577            21,583
Deferred income taxes.......................................        4,541             7,920
                                                                 --------          --------
     Total liabilities......................................       39,473            49,894
                                                                 --------          --------
Commitments (Note K)
Shareholders' equity:
  Preferred stock, $.01 par value; 2,000,000 shares
     authorized, none issued or outstanding.................           --                --
  Common stock, $.01 par value; 20,000,000 shares
     authorized; 8,909,718 and 9,197,075 shares issued in
     1998 and 1999, respectively............................           89                92
  Treasury stock, at cost (129,560 and 78,003 shares in 1998
     and 1999, respectively)................................         (706)             (458)
  Additional paid-in capital................................       54,498            56,557
  Retained earnings (deficit)...............................         (164)            7,480
  Notes receivable from officers............................         (789)             (626)
                                                                 --------          --------
     Total shareholders' equity.............................       52,928            63,045
                                                                 --------          --------
     Total liabilities and shareholders' equity.............     $ 92,401          $112,939
                                                                 ========          ========

The accompanying notes are an integral part of the consolidated financial statements.

                             POLYMEDICA CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    YEAR ENDED MARCH 31,
                                                          -----------------------------------------
                                                             1997           1998            1999
                                                          ----------      ---------      ----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenues............................................   $ 30,453        $73,825        $104,825
Cost of sales...........................................     13,603         35,575          49,605
                                                           --------        -------        --------
Gross margin............................................     16,850         38,250          55,220
Selling, general and administrative expenses............     12,985         28,826          42,185
                                                           --------        -------        --------
Income from operations..................................      3,865          9,424          13,035
Other income and expense:
  Gain on sale of wound care business...................         --          4,126           1,597
  Investment income.....................................        864            629             434
  Interest expense......................................     (2,774)        (2,688)         (2,555)
                                                           --------        -------        --------
                                                             (1,910)         2,067            (524)
Income before income taxes..............................      1,955         11,491          12,511
Income tax provision (benefit)..........................       (367)         3,872           4,867
                                                           --------        -------        --------
Net income..............................................   $  2,322        $ 7,619        $  7,644
                                                           ========        =======        ========
Net income per weighted average share, basic............   $    .28        $   .88        $    .86
                                                           ========        =======        ========
Net income per weighted average share, diluted..........   $    .27        $   .79        $    .78
                                                           ========        =======        ========
Weighted average shares, basic..........................      8,259          8,652           8,898
Weighted average shares, diluted........................      8,618          9,691           9,786

The accompanying notes are an integral part of the consolidated financial statements.

                             POLYMEDICA CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
               FOR THE YEARS ENDED MARCH 31, 1997, 1998, AND 1999

                                                     COMMON STOCK        TREASURY STOCK
                                                  ------------------   -------------------   ADDITIONAL
                                                  NUMBER OF            NUMBER OF              PAID-IN     ACCUMULATED
                                                   SHARES     AMOUNT    SHARES     AMOUNT     CAPITAL       DEFICIT
                                                  ---------   ------   ---------   -------   ----------   -----------
                                                                        (DOLLARS IN THOUSANDS)
BALANCE AT MARCH 31, 1996.......................  8,112,635    $81     (159,905)   $(1,036)   $54,917      $(10,105)
Exercise of stock options.......................    245,966      3      (11,880)      (110)       924
Issuance of common stock........................    224,400      2                              1,115
Purchase of common stock........................                         (8,900)       (38)
Officer notes receivable........................
Payment of officer note receivable..............                         (9,832)       (93)
Issuance of treasury stock under the 1992
  Employee Stock Purchase Plan..................                         17,958        162        (70)
Distribution of CardioTech stock to PolyMedica
  shareholders..................................                                               (3,548)
Currency translation adjustment.................
Net income......................................                                                              2,322
                                                  ---------    ---     --------    -------    -------      --------
BALANCE AT MARCH 31, 1997.......................  8,583,001     86     (172,559)    (1,115)    53,338        (7,783)
Exercise of stock options and warrants..........    326,717      3       11,471        125      1,325
Payment of officer notes receivable.............                         (3,282)       (30)
Issuance of treasury stock under the 1992
  Employee Stock Purchase Plan..................                         34,810        314       (165)
Currency translation adjustment.................
Net income......................................                                                              7,619
                                                  ---------    ---     --------    -------    -------      --------
BALANCE AT MARCH 31, 1998.......................  8,909,718     89     (129,560)      (706)    54,498          (164)
Exercise of stock options and warrants..........    287,357      3       34,608        134        987
Payments of officer notes receivable............
Tax benefit from stock options exercised........                                                1,046
Issuance of treasury stock under the 1992
  Employee Stock Purchase Plan..................                         16,949        114         26
Net income......................................                                                              7,644
                                                  ---------    ---     --------    -------    -------      --------
BALANCE AT MARCH 31, 1999.......................  9,197,075    $92      (78,003)   $  (458)   $56,557      $  7,480
                                                  =========    ===     ========    =======    =======      ========


                                                      NOTES        CURRENCY         TOTAL
                                                   RECEIVABLE     TRANSLATION   STOCKHOLDERS'
                                                  FROM OFFICERS   ADJUSTMENT       EQUITY
                                                  -------------   -----------   -------------
                                                            (DOLLARS IN THOUSANDS)
BALANCE AT MARCH 31, 1996.......................      $(415)         $(162)        $43,280
Exercise of stock options.......................                                       817
Issuance of common stock........................                                     1,117
Purchase of common stock........................                                       (38)
Officer notes receivable........................       (607)                          (607)
Payment of officer note receivable..............         93
Issuance of treasury stock under the 1992
  Employee Stock Purchase Plan..................                                        92
Distribution of CardioTech stock to PolyMedica
  shareholders..................................                                    (3,548)
Currency translation adjustment.................                       (63)            (63)
Net income......................................                        --           2,322
                                                      -----          -----         -------
BALANCE AT MARCH 31, 1997.......................       (929)          (225)         43,372
Exercise of stock options and warrants..........                                     1,453
Payment of officer notes receivable.............        140                            110
Issuance of treasury stock under the 1992
  Employee Stock Purchase Plan..................                                       149
Currency translation adjustment.................                       225             225
Net income......................................                                     7,619
                                                      -----          -----         -------
BALANCE AT MARCH 31, 1998.......................       (789)             0          52,928
Exercise of stock options and warrants..........                                     1,124
Payments of officer notes receivable............        163                            163
Tax benefit from stock options exercised........                                     1,046
Issuance of treasury stock under the 1992
  Employee Stock Purchase Plan..................                                       140
Net income......................................                        --           7,644
                                                      -----          -----         -------
BALANCE AT MARCH 31, 1999.......................      $(626)         $   0         $63,045
                                                      =====          =====         =======

The accompanying notes are an integral part of the consolidated financial statements.

                             POLYMEDICA CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEAR ENDED MARCH 31,
                                                              --------------------------------
                                                                1997        1998        1999
                                                              --------    --------    --------
                                                                       (IN THOUSANDS)
Cash flows from continuing operating activities:
  Net income................................................  $  2,322    $  7,619    $  7,644
  Adjustments to reconcile net income to net cash flows from operating activities:
    Depreciation and amortization...........................     3,045       3,243       3,290
    Amortization of direct-response advertising.............       120       2,423       5,383
    Direct-response advertising.............................    (1,740)    (11,702)    (10,162)
    Deferred income taxes...................................    (1,138)      3,604       2,746
    Tax benefit from stock options exercised................        --          --       1,046
    (Gain) loss on disposal of fixed assets.................         4         (60)         --
    Provision for bad debts.................................       237       3,138       7,119
    Provision for sales allowances..........................     1,369       4,846       3,702
    Provision for inventory obsolescence....................        71          12          10
    Gain on sale of wound care business.....................        --      (4,126)     (1,597)
    Changes in assets and liabilities:
      Accounts receivable...................................    (3,650)    (22,988)    (21,866)
      Inventories...........................................    (1,051)     (1,390)     (2,062)
      Prepaid expenses and other assets.....................      (389)        141           3
      Accounts payable -- trade.............................       589       5,240       4,306
      Accrued expenses......................................       459         125         977
                                                              --------    --------    --------
      Total adjustments.....................................    (2,074)    (17,494)     (7,105)
                                                              --------    --------    --------
         Net cash flows from continuing operations..........       248      (9,875)        539
         Net cash flows used for discontinued operations....      (389)         --          --
                                                              --------    --------    --------
         Net cash flows from operating activities...........      (141)     (9,875)        539
                                                              --------    --------    --------
Cash flows from investing activities:
  Proceeds from sale of wound care business.................        --       8,428       1,597
  Spinoff of CardioTech International, Inc..................    (3,830)         --          --
  Acquisition, net of cash acquired.........................    (7,375)         --          --
  Purchase of property, plant, and equipment................      (913)     (2,303)     (1,474)
  Proceeds from sale of equipment...........................        --         100          --
                                                              --------    --------    --------
         Net cash flows from investing activities...........   (12,118)      6,225         123
                                                              --------    --------    --------
Cash flows from financing activities:
  Proceeds from issuance of common stock....................       905       1,606       1,262
  Purchase of common stock..................................       (38)         --          --
  Proceeds from long-term debt..............................        --          --       4,000
  Repayment (issuance) of officer notes receivable..........      (607)        110         163
  Repayment of senior debt and notes payable................      (312)     (2,658)     (2,329)
                                                              --------    --------    --------
         Net cash flows from financing activities...........       (52)       (942)      3,096
                                                              --------    --------    --------
         Net increase (decrease) in cash and cash
           equivalents......................................   (12,311)     (4,592)      3,758
                                                              --------    --------    --------
Effect of exchange rate changes on cash.....................        37           4          (7)
Cash and cash equivalents at beginning of period............    23,302      11,028       6,440
                                                              --------    --------    --------
Cash and cash equivalents at end of period..................  $ 11,028    $  6,440    $ 10,191
                                                              ========    ========    ========
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest..................  $  2,769    $  2,728    $  2,554
  Income taxes paid.........................................        10          25       1,086

The accompanying notes are an integral part of the consolidated financial statements.

                             POLYMEDICA CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  NATURE OF BUSINESS:

PolyMedica Corporation (the "Company") was incorporated as Emerging Sciences, Inc. in Massachusetts on November 16, 1988, and commenced commercial operations in October 1989. In July 1990, the Company changed its name to PolyMedica Industries, Inc. In June 1996, the Company distributed to its shareholders all of its shares of CardioTech International, Inc. ("CardioTech") in a transaction that qualified as a tax free spinoff. In August 1996, the Company purchased Liberty Medical Supply, Inc., a diabetes supply company. In July 1997, the Company sold certain assets of its U.S. and U.K. professional wound care operations. In September 1997, the Company changed its name to PolyMedica Corporation. The Company and its subsidiaries operate from manufacturing, distribution, and laboratory facilities located in Massachusetts, Florida, and Colorado.

The Company generates sales from Diabetic Supplies; Consumer Healthcare, which includes OTC medical devices and urinary discomfort products; and Professional Products, which include prescription urologicals.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly- and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

EARNINGS PER COMMON SHARE

In its fiscal quarter ended December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share," which modifies the calculation of earnings per share ("EPS"). The Standard replaced the previous presentation of primary and fully diluted EPS to basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS includes the dilution of common stock equivalents, and is computed similarly to fully diluted EPS pursuant to APB Opinion 15. All prior periods presented have been restated to reflect this adoption. See Note L.

UNCERTAINTIES

The Company is subject to risks common to companies in the healthcare industry, including but not limited to, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, receipt of third party healthcare reimbursement, and compliance with FDA government regulations.

                             POLYMEDICA CORPORATION

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid short-term investments purchased with an initial maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents with high credit quality financial institutions.

INVESTMENTS

In 1999 and 1998, the Company invested primarily in commercial paper with initial maturities of 90 days or less and classifies all investments as held-to-maturity. All investments held as of March 31, 1999 and 1998 have been classified as cash equivalents and are carried at amortized cost which approximates market value.

INVENTORIES

Inventories are valued at the lower of cost (first-in, first-out method) or market.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to expense as incurred.

INTANGIBLE ASSETS

The Company capitalizes and includes in intangible assets the costs of acquiring patents on its products, a customer list, a covenant-not-to-compete, and goodwill, which is the cost in excess of the fair value of the net assets of acquired companies and product lines. All amortization is computed on the straight-line basis over the shorter of the economic life of the asset or the term of the underlying agreement. A customer list, a covenant-not-to-compete, and goodwill are amortized over seven, ten, and seven to thirty years, respectively.

LONG-LIVED ASSETS

Management's policy is to evaluate the recoverability of its long-lived assets when the facts and circumstances suggest that these assets may be impaired. The test of such recoverability is a comparison of the book value of the asset to expected cumulative (undiscounted) operating cash flows resulting from the underlying asset over its remaining life. If the book value of the long-lived asset exceeds undiscounted cumulative operating cash flows, the write-down is computed as the excess of the asset over the present value of the operating cash flow discounted at the Company's weighted average cost of capital over the remaining amortization period.

MARKETING AND PROMOTIONAL COSTS

Advertising, promotional, and other marketing costs are charged to earnings in the period in which they are incurred. Promotional and sample costs whose benefit is expected to assist future sales are expensed as the related materials are used.

                             POLYMEDICA CORPORATION

DIRECT-RESPONSE ADVERTISING

In accordance with Statement of Position 93-7, direct-response advertising and related costs for all periods presented are capitalized and amortized to selling, general and administrative expenses on an accelerated basis during the first two years of a four-year period. The amortization rate is such that 55% of such costs are expensed after two years from the date they are incurred, and the remaining 45% is expensed on a straight line basis over the next two years. Revenues generated from new customers as a result of direct-response advertising have historically resulted in a revenue stream lasting seven years. Management has selected a more conservative four-year amortization period, in consideration of the "Factors Affecting Future Operating Results" in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report. Management assesses the realizability of the amounts of direct-response advertising costs reported as assets at each balance sheet date by comparing the carrying amounts of such assets to the probable remaining future net benefits expected to result directly from such advertising.

The Company incurred and capitalized direct-response advertising of $1.74 million, $11.70 million and $10.16 million in 1997, 1998 and 1999, respectively. As of March 31, 1998 and 1999, accumulated amortization was $2.54 million and $7.92 million, which resulted in a net capitalized direct-response advertising asset of $10.90 million and $15.68 million, respectively. A total of $120,000, $2.42 million and $5.38 million in direct-response advertising was amortized and charged to selling, general and administrative expenses in 1997, 1998 and 1999, respectively.

OTHER ASSETS

Other assets consist principally of senior debt issuance costs and deposits for equipment yet to be placed in service. Senior debt issuance costs are being amortized over ten years.

FOREIGN CURRENCY TRANSLATION

In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates at the balance sheet date, and revenues and expenses are translated at average exchange rates prevailing during the period. The resulting translation adjustments are recorded in a separate component of Shareholders' Equity. As result of the inactivity of foreign subsidiaries caused by the sale of the U.S. and U.K. wound care business in July 1997, all foreign currency translation adjustments were expensed.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are recorded at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the various assets which range from five to twelve years. Amortization of leasehold improvements is computed using the straight-line method based on estimated useful lives or terms of the lease, whichever is shorter. Upon retirement or disposal of fixed assets, the costs and accumulated depreciation are removed from the accounts, and any gain or loss is reflected in income. Expenditures for repairs and maintenance are charged to expense as incurred. Construction in progress is not depreciated until placed in service.

                             POLYMEDICA CORPORATION

INCOME TAXES

The Company recognizes deferred tax assets and liabilities based on temporary differences between the financial statements and tax basis of assets and liabilities using enacted tax rates expected to be in effect when they are realized.

REVENUE RECOGNITION

The Company recognizes revenue upon shipment. Included as reductions to gross accounts receivable are a sales allowance for returned goods and an allowance for bad debts.

ACCOUNTING PRONOUNCEMENTS

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. This statement requires the classification of items of comprehensive income by their nature in a financial statement and the accumulated balance of other comprehensive income separately from retained earnings, additional paid-in capital and the equity section of the balance sheet. The Company adopted SFAS No. 130 for its fiscal year ended March 31, 1999.

In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which supercedes FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise" and changes the way public companies report information about operating segments. SFAS No. 131, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers and the material countries in which the entity holds assets and reports revenue. The Company adopted SFAS No. 131 for its fiscal year ended March 31, 1999.

RECLASSIFICATIONS

Certain amounts in the prior financial statements have been reclassified to conform with the current year presentation.

C.  SALE OF WOUND CARE BUSINESS:

In July 1997, the Company sold certain assets of its U.S. and U.K. wound care operations. Under the terms of the sale, the purchaser, Innovative Technologies Group Plc ("IT"), paid the Company $9 million in cash and issued to the Company an unsecured promissory note in the face amount of $4 million. In July 1998, the Company received $1.6 million as final settlement of this note. The net book value of assets sold and pretax gain as a result of this transaction were $4.9 million and $5.7 million, respectively. Gains on the sale for the years ended March 31, 1998 and 1999 were as follows:

                             POLYMEDICA CORPORATION

                                                              1998      1999
                                                             ------    ------
Gain on sale of wound care business........................  $4,126    $1,597
Provision for income taxes related to gain.................   1,390       621
                                                             ------    ------
Gain on sale, net of income taxes..........................  $2,736    $  976
                                                             ======    ======
Net income per common share, diluted, related to gain......  $  .29    $  .10
                                                             ======    ======
Net income per common share, diluted.......................  $  .79    $  .78
                                                             ======    ======

D.  PURCHASE OF LIBERTY MEDICAL SUPPLY, INC.:

On August 30, 1996, the Company acquired all of the outstanding stock of Liberty Medical Supply, Inc. in a transaction accounted for under the purchase method of accounting. Accordingly, the net assets and operations of Liberty Medical have been included in the Company's financial statements since the date of acquisition. The acquisition, as amended on March 26, 1997, was for an aggregate purchase price of $10.26 million (including $490,000 of related expenses), which was comprised of (i) $7.35 million in cash, (ii) two-year 7% subordinated promissory notes in the aggregate amount of $1.30 million and (iii) 224,400 shares of the Company's common stock.

The purchase price was allocated to net assets acquired based on their fair value at the date of acquisition, and the excess of the purchase price over the fair value of the assets acquired was recorded as attributable to a customer list ($1.82 million, to be amortized over seven years) and goodwill ($6.82 million, to be amortized over twenty years).

If the acquisition had taken place at the beginning of the year ending March 31, 1997, giving effect to adjustments for amortization of intangible assets, interest income and interest expense for twelve months, the Company's pro forma (unaudited) revenues, net income and net income per share for the twelve months ended March 31, 1997 would have been $35.63 million, $2.50 million and $.29, respectively.

E.  DISCONTINUED OPERATIONS:

On March 1, 1996, the Company announced its strategic decision to distribute to its shareholders all of its shares of CardioTech under a plan which was approved by the Company's board of directors. In May 1996, the Company's board of directors declared a stock dividend for the purpose of making a distribution to the Company's shareholders of all of the outstanding shares it owned in CardioTech. The Company believes that the distribution of CardioTech Common Stock in the Distribution qualified as a "tax-free" spinoff under Section 355 of the Internal Revenue Code of 1986, as amended. CardioTech develops, manufactures and markets its polymer technologies with particular emphasis on the development of implantable synthetic grafts for a broad variety of applications, including vascular access grafts, peripheral grafts and coronary artery bypass grafts.

F.  ACCOUNTS RECEIVABLE:

As of March 31, 1999, Liberty Medical's gross unbilled receivables included in accounts receivable were $15.35 million as compared with $10.82 million as of March 31, 1998. The increase is primarily a result of the overall growth of Liberty Medical's sales in the fiscal year ended March 31, 1999. The Company recorded sales returns and bad debt write-offs of $5.13 million and $7.41 million in the fiscal years ended March 31, 1998 and 1999, respectively.

                             POLYMEDICA CORPORATION

G.  INVENTORIES:

Inventories consist of the following:

                                                         MARCH 31,    MARCH 31,
                                                           1998         1999
                                                         ---------    ---------
                                                             (IN THOUSANDS)
Raw materials..........................................   $1,058       $  739
Work in process........................................      296          594
Finished goods.........................................    3,503        5,576
                                                          ------       ------
                                                          $4,857       $6,909
                                                          ======       ======

H.  PROPERTY, PLANT, AND EQUIPMENT:

Property, plant, and equipment consist of the following:

                                                         MARCH 31,    MARCH 31,
                                                           1998         1999
                                                         ---------    ---------
                                                             (IN THOUSANDS)
Manufacturing equipment................................   $1,841       $1,937
Laboratory equipment...................................      188          222
Land...................................................      663          663
Building...............................................    2,345        2,364
Leasehold improvements.................................      343          343
Furniture, fixtures, and office equipment..............    2,638        3,485
Construction in progress...............................       --          403
                                                          ------       ------
                                                           8,018        9,417
Less accumulated depreciation and amortization.........   (1,733)      (2,561)
                                                          ------       ------
                                                          $6,285       $6,856
                                                          ======       ======

Depreciation and amortization expense from continuing operations for property, plant, and equipment for the years ended March 31, 1997, 1998, and 1999, was approximately $899,000, $838,000, and $903,000, respectively. In May 1999, the Company purchased a 66,000 square foot building in Port St. Lucie, Florida to support the Company's growth.

                             POLYMEDICA CORPORATION

I.  INTANGIBLE ASSETS:

Intangible assets consist of the following:

                                                         MARCH 31,    MARCH 31,
                                                           1998         1999
                                                         ---------    ---------
                                                             (IN THOUSANDS)
Goodwill...............................................   $42,816      $42,816
Covenant-not-to-Compete................................     6,800        6,800
Customer list..........................................     1,816        1,816
                                                          -------      -------
                                                           51,432       51,432
Less accumulated amortization..........................   (11,877)     (14,154)
                                                          -------      -------
                                                          $39,555      $37,278
                                                          =======      =======

Amortization expense from continuing operations associated with intangible assets for the years ended March 31, 1997, 1998, and 1999, was $2,117,000, $2,279,000, and $2,277,000, respectively.

J.  LONG-TERM DEBT AND NOTES PAYABLE:

SENIOR DEBT

In connection with the purchase of the WEBCON product line, in January 1993, the Company and its wholly-owned subsidiary, PolyMedica Pharmaceuticals (U.S.A.), Inc. ("PMP USA") sold to the John Hancock Mutual Life Insurance Company ("Hancock"), $25 million 10.65% Guaranteed Senior Secured Notes due January 31, 2003, and a warrant for the purchase of up to 500,000 shares of common stock of the Company at $13.50 each (the "Hancock Notes"). The effective interest rate of the Hancock Notes was 10.97%. Interest is payable semi-annually. At that time, the warrant was valued at $725,000 and was recorded as a discount to the Hancock Notes, to be amortized to expense over the life of the Hancock Notes. The warrant was exercisable beginning in January 1994. The Company recorded $89,000 of amortization expense each for the years ended March 31, 1998 and 1999. As of March 31, 1998 and 1999 the balance due to Hancock was $23.0 million and $21.0 million, respectively. As of March 31, 1998 and 1999, there was $423,000 and $334,000, respectively, of unamortized discount, netted against senior debt.

In January 1996, the Company and Hancock signed an amendment to the Hancock Notes. Under the terms of the amendment, scheduled semi-annual repayments of principal commence at $1.00 million each in fiscal 1998, increase to $2.08 million each beginning in January 2000 and are completed with a $7.50 million payment at January 31, 2003. Pursuant to the amendment, the exercise price for the Hancock warrant, exercisable for 536,993 shares of common stock of the Company, was reduced from $8.38 to $7.00 per share and the interest rate of the Hancock Notes was increased from 10.65% to 10.9%. In addition, the Company obtained less restrictive dividend terms and revised financial covenants. This amendment resulted in a revaluation of the warrant to $623,000, which compared with a $513,000 unamortized value on January 1, 1996. The difference of $110,000 was recorded to additional paid-in capital.

As a result of a private placement of the Company's Common Stock in March 1996 and the acquisition of Liberty Medical in August 1996, the exercise price of the Hancock warrant was adjusted to $5.18 per share of common stock for a total of 543,464 shares exercisable under the warrant.

                             POLYMEDICA CORPORATION

Under the terms of the Hancock Notes, Hancock has a security interest in all of the assets of PMP USA and its subsidiary PolyMedica Pharmaceuticals (Puerto
Rico), Inc. ("PMP PR").

The Hancock Notes are collateralized by all of the assets of PMP USA and PMP PR, which amounted to approximately $40.9 million as of March 31, 1999.

Interest expense recorded for the Hancock Notes was $2,725,000, $2,634,000, and $2,416,000 in the years ended March 31, 1997, 1998, and 1999, respectively.

REVOLVING CREDIT FACILITY

In March 1999, the Company increased its existing revolving credit facility from $7.5 million to $10 million. As of March 31, 1999, the Company had an outstanding balance of $4 million. Under the terms of this facility, the Company is required to repay all principal balances on March 31, 2001. The facility is collateralized by certain assets of the Company. Under this facility, the Company is required to maintain certain financial covenants. The interest rate is tied to the Company's funded debt to EBITDA ratio and was 7.75% as of March 31, 1999.

K.  COMMITMENTS:

The Company leases its facilities and certain equipment under operating leases expiring through 2004. The annual future minimum lease and rental commitments as of March 31, 1999, under all the Company's leases are:

                                                 (IN THOUSANDS)
2000.........................................        $  945
2001.........................................           705
2002.........................................           523
2003.........................................           364
2004.........................................           168
                                                     ------
     Total minimum lease payments............        $2,705
                                                     ======

Rental expense under these leases amounted to approximately $368,000, $418,000, and $500,000, for the years ended March 31, 1997, 1998, and 1999, respectively.

                             POLYMEDICA CORPORATION

L. EARNINGS PER SHARE:

Calculation of per share earnings is as follows:

                                                           FISCAL YEAR ENDED MARCH 31,
                                                       ------------------------------------
                                                         1997          1998          1999
                                                       --------      --------      --------
                                                       (IN THOUSANDS EXCEPT PER SHARE DATA)
Net income...........................................   $2,322        $7,619        $7,644
BASIC:
Weighted average common stock outstanding, net of
  treasury stock, end of period......................    8,259         8,652         8,898
Net income per common share, basic...................   $ 0.28        $ 0.88        $ 0.86
                                                        ======        ======        ======
DILUTED:
Weighted average common stock outstanding, net of
  treasury stock, end of period......................    8,259         8,652         8,898
Weighted average common stock equivalents............      359         1,039           888
Weighted average common stock outstanding, net of
  treasury stock, end of period......................    8,618         9,691         9,786
Net income per common share, diluted.................   $ 0.27        $ 0.79        $ 0.78
                                                        ======        ======        ======

M. COMPREHENSIVE INCOME:

The Company's total comprehensive income was as follows:

                                                            1997      1998      1999
                                                           ------    ------    ------
                                                                 (IN THOUSANDS)
Net income...............................................  $2,322    $7,619    $7,644
Other comprehensive expense, net of tax:
Currency translation adjustment..........................     (63)      225        --
                                                           ------    ------    ------
Total comprehensive income...............................  $2,259    $7,844    $7,644
                                                           ======    ======    ======

N. SHAREHOLDERS' EQUITY:

Each holder of outstanding common stock has a preferred stock purchase right (a "Right") for each share of common stock. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A junior participating preferred stock at a cash exercise price to be determined by the board of directors. Initially, the Rights will be attached to all common stock certificates and will not be exercisable. The Rights will become exercisable upon the earlier of certain events, including an acquisition by a person or group of 15% or more of the outstanding common stock (an "Acquiring Person"), or the commencement of a tender offer or exchange offer that would result in an Acquiring Person beneficially owning 15% or more of the outstanding common stock.

The Company will generally be entitled to redeem the Rights at $.01 per share at any time until the tenth day following public announcement that a 15% stock position has been acquired. The Rights will expire on January 23, 2002, unless earlier redeemed or exchanged.

Between June 1992 and May 1994, the Company's board of directors authorized the future purchase of up to an aggregate of 1,750,000 shares of the Company's common stock on the open market, with any shares

                             POLYMEDICA CORPORATION
to be held in treasury. As of March 31, 1999, cumulative purchases of common stock totalled 239,193 for an aggregate of $1.69 million. The purpose of this purchase program is, in part, to provide shares of common stock for issuance pursuant to the 1992 Employee Stock Purchase Plan and upon the exercise of the warrant issued to Hancock.

O. INCOME TAXES:

Income (loss) before income taxes was generated as follows in the years ended March 31:

                                                          1997      1998       1999
                                                         ------    -------    -------
                                                                (IN THOUSANDS)
United States..........................................  $1,994    $10,291    $12,463
Foreign................................................     (39)     1,200         48
                                                         ------    -------    -------
                                                         $1,955    $11,491    $12,511
                                                         ======    =======    =======

The provision (benefit) for income taxes consists of the following for the years ended March 31:

                                                            1997      1998      1999
                                                            -----    ------    ------
                                                                 (IN THOUSANDS)
FEDERAL
  -- current..............................................  $(275)   $  216    $1,381
  -- deferred.............................................     --     2,495     2,749
                                                            -----    ------    ------
  -- total................................................   (275)    2,711     4,130
STATE
  -- current..............................................     65        52       740
  -- deferred.............................................   (157)    1,109        (3)
                                                            -----    ------    ------
  -- total................................................    (92)    1,161       737
                                                            -----    ------    ------
Total Federal and State...................................  $(367)   $3,872    $4,867
                                                            =====    ======    ======

A reconciliation between the Company's effective tax rate for operations and the U.S. statutory rate is as follows:

                                                              1997     1998    1999
                                                              -----    ----    ----
U.S. statutory rate.........................................   34.0%   34.0%   34.0%
Change in valuation allowance...............................  (60.5%)  (5.5%)    --
State income taxes, net of U.S.
Federal Income Tax effect...................................    6.5%    6.6%    4.7%
Other.......................................................    1.2%   (1.9%)    .2%
                                                              -----    ----    ----
Effective tax rate..........................................  (18.8%)  33.2%   38.9%
                                                              =====    ====    ====

The Company determined that it is more likely than not that deferred tax assets remaining on March 31, 1999 will be realized. Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of loss carryforwards. Although realization is not assured, management believes that it is more likely than not that such net deferred tax assets will be realized. The following is a summary of

                             POLYMEDICA CORPORATION
the significant components of the Company's deferred tax assets and liabilities as of March 31, 1998 and 1999:

                                                            1998       1999
                                                           -------    -------
                                                             (IN THOUSANDS)
Deferred tax assets (liabilities) -- current:
  Reserves...............................................  $ 2,075    $ 2,708
                                                           =======    =======
Deferred tax assets (liabilities) -- long term:
  Federal and state net operating loss carryforwards.....  $ 1,558    $    79
  Foreign net operating loss carryforwards...............       --         --
  Other assets...........................................       --         --
  Intangible assets......................................   (1,291)    (1,579)
  Property, plant and equipment..........................     (419)      (520)
  Direct-response advertising............................   (4,389)    (5,900)
                                                           -------    -------
  Net deferred tax liability -- long term................  $(4,541)   $(7,920)
                                                           =======    =======

As of March 31, 1998, accrued expenses included $1.04 million of accrued taxes. As of March 31, 1999, the Company has utilized all net operating loss carryforward amounts for federal income tax purposes.

P.  MAJOR CUSTOMERS:

For the fiscal years ended March 31, 1997, 1998 and 1999, no customer represented more than 10% of the Company's consolidated net revenues. As of March 31, 1998 and 1999, the amounts due from Health Care Financing Administration of the United States government related to Liberty Medical revenues was $4.64 million and $8.77 million, respectively.

Q.  STOCK OPTIONS:

Effective September 1998, the Company's shareholders approved the 1998 Stock Incentive Plan (the "1998 Plan"), which replaced the 1990 Stock Option Plan (the "1990 Plan") and the 1992 Directors Stock Option Plan (the "1992 Plan") (collectively, the "Plans").

The 1998 Plan provides for the grant to certain individuals of stock options to purchase up to 315,000 shares of the Company's common stock.

Generally, when shares acquired pursuant to the exercise of incentive stock options are sold within one year of exercise or within two years from the date of grant, the Company derives a tax deduction measured by the amount that the fair market value exceeds the option price at the date the options are exercised. When non-qualified stock options are exercised, the Company derives a tax deduction measured by the amount that the fair market value exceeds the option price at the date the options are exercised. The tax benefit from these deductions are recognized as additional paid-in capital.

                             POLYMEDICA CORPORATION

Option activity under the Plans is as follows:

                                                            OPTION          OPTION
                                                            SHARES          PRICES
                                                          ----------    --------------
Outstanding, March 31, 1996.............................   1,674,559    $ .95 - $13.33
  Granted...............................................   1,983,212      .71 -   6.38
  Exercised.............................................    (245,966)    2.06 -   7.86
  Cancelled.............................................  (1,435,197)     .95 -  13.33
                                                          ----------
Outstanding, March 31, 1997.............................   1,976,608    $ .71 - $ 6.38
                                                          ----------
  Granted...............................................     271,360     4.87 -  13.75
  Exercised.............................................    (326,717)     .71 -   5.38
  Cancelled.............................................     (46,736)    4.31 -   5.38
                                                          ----------
Outstanding, March 31, 1998.............................   1,874,515    $ .71 - $13.75
                                                          ----------
  Granted...............................................     267,250     7.56 -  11.44
  Exercised.............................................    (287,357)    0.71 -   7.75
  Cancelled.............................................     (97,645)    4.31 -  13.75
                                                          ----------
Outstanding, March 31, 1999.............................   1,756,763    $2.14 - $13.75
                                                          ==========

At March 31, 1999, 1,482,659 shares were exercisable and 274,104 will vest principally over three years under the Plans. There were 73,000 shares remaining that are authorized for future option grants under the 1998 Plan. The weighted average exercise price of shares exercisable as of March 31, 1999 was $5.33.

In October 1996, the board of directors approved the cancellation of prior grants of 1,172,355 options whose exercise prices ranged from $.95 to $13.33 per common share. A total of 1,172,355 new options were granted whose exercise prices ranged from $.71 to $5.38 per common share.

SUPPLEMENTAL DISCLOSURES FOR STOCK-BASED COMPENSATION

The Company applies APB Opinion No. 25 and related Interpretations in accounting for the Plans. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") issued in 1995, defined a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. The Company elected to continue to apply the accounting provisions of APB Opinion No. 25 for stock options. The required disclosures under SFAS 123 as if the Company had applied the new method of accounting are made below.

Summarized information about stock options outstanding as of March 31, 1999, is as follows:

                                                                   NUMBER OF
   RANGE OF      NUMBER OF     WEIGHTED AVG.                        OPTIONS      WEIGHTED-AVG.
   EXERCISE       OPTIONS        REMAINING       WEIGHTED AVG.    OUTSTANDING-   EXERCISE-PRICE
    PRICES      OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE     EXERCISABLE
--------------  -----------   ----------------   --------------   ------------   --------------
$ 2.14 -  2.14..    39,663          7.51             $ 2.15          39,663          $ 2.14
$ 3.30 -  4.64..   897,980          7.63             $ 4.01         860,202          $ 4.00
$ 5.38 -  7.75..   551,252          8.28             $ 6.22         426,738          $ 5.81
$ 8.63 - 11.88..   229,119          8.76             $11.14         117,307          $11.69
$13.50 - 13.75..    38,749          8.50             $13.51          38,749          $13.51

                             POLYMEDICA CORPORATION

The fair value of each option granted during 1998 and 1999 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                              1998     1999
                                                              -----    -----
Dividend yield..............................................   none     none
Expected volatility.........................................   55.0%    55.0%
Risk-free interest rate.....................................   6.18%    4.89%
Expected life...............................................      4        4
Weighted average fair value of options granted at fair value during:
  1998.............................................................    $5.80
  1999.............................................................    $3.79
Employee Stock Purchase Plan weighted-average fair value of
  options:
  1998.............................................................    $2.06
  1999.............................................................    $2.82

Had compensation cost for the Company's 1998 and 1999 stock option grants been determined consistent with SFAS 123, the Company's net income and net income per share would approximate the pro forma amounts below:

                                                                     NET INCOME
                                                                      PER FULLY
                                                      NET INCOME    DILUTED SHARE
                                                      ----------    -------------
As reported:
  1998..............................................  $7,619,000        $.79
  1999..............................................  $7,644,000        $.78
Pro forma:
  1998..............................................  $7,003,000        $.72
  1999..............................................  $7,035,000        $.72

The effect of applying SFAS 123 in this pro forma disclosure is not indicative of future amounts. SFAS 123 does not apply to awards made prior to 1995. Additional awards in future years are anticipated.

R.  401(k) PLAN:

The PolyMedica Corporation 401(k) Plan and Trust (the "401(k) Plan") is a voluntary savings plan for all eligible employees which is intended to qualify under Section 401(k) of the Internal Revenue Code. Each eligible employee may elect to contribute to the 401(k) Plan, through payroll deductions, up to 15% of his or her salary, subject to statutory limitations. The Company may make matching contributions on behalf of participating employees of half of the dollar amount of each participating employee's contribution, up to a maximum of 3% of an employee's total cash compensation, subject to certain limitations.

For the years ended March 31, 1997, 1998, and 1999, the Company paid and accrued matching contributions of $69,000, $108,000, and $190,000, respectively, for the 401(k) Plan participants.

                             POLYMEDICA CORPORATION

S.  SEGMENT INFORMATION:

The Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131") during the year ended March 31, 1999. SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments. It also establishes standards for related disclosures about products, services and geographic areas. The Company's reportable segments are strategic business units or divisions that offer different products or services. These units have separate financial information that is evaluated by senior management. The Company has three reportable segments:

Diabetes Supplies -- Liberty Medical Supply, Inc. is a direct -to-consumer provider of diabetes testing supplies to seniors who have Medicare coverage.

Consumer Healthcare -- PolyMedica Healthcare, Inc. offers the AZO line of products which includes OTC ("over-the-counter") female urinary tract discomfort products and home medical diagnostic kits; and is a manufacturer and distributor of private-label and branded digital thermometers.

Professional Products -- PolyMedica Pharmaceuticals (U.S.A.), Inc. develops, manufactures and distributes prescription urology products.

All Other consists of operations associated with the Company's corporate headquarters. Assets and depreciation and amortization expense are not allocated to the operating segments for management evaluation purposes. However, when evaluating Income before Income Taxes, management allocates all profit and loss activities related to the Company's corporate headquarters to the operating segments, except for gains related to the sale of the Company's wound care business. As a result, the segment information may not be indicative of the financial position of results of operations that would have been achieved had these segments operated as unaffiliated entities. The Company does not organize its units geographically, as its products and services are sold throughout the United States only. The following segment information has been prepared in accordance with the internal accounting policies of the Company, as described above. There are no intersegment sales for the periods presented. Information concerning the operations in these reportable segments is as follows:

                                                        FISCAL YEAR ENDED MARCH 31,
                                                       ------------------------------
                                                        1997       1998        1999
                                                       -------    -------    --------
                                                               (IN THOUSANDS)
REVENUES:
Diabetes Supplies....................................  $ 8,652    $48,708    $ 80,597
Consumer Healthcare..................................   10,296     11,149      14,275
Professional Products................................   11,505     13,968       9,953
All Other............................................       --         --          --
                                                       -------    -------    --------
     Total...........................................  $30,453    $73,825    $104,825
                                                       =======    =======    ========
DEPRECIATION AND AMORTIZATION EXPENSE:
Diabetes Supplies....................................      506      3,331       6,507
Consumer Healthcare..................................       51         62          65
Professional Products................................    2,561      2,218       2,048
All Other............................................       47         55          53
                                                       -------    -------    --------
     Total...........................................  $ 3,165    $ 5,666    $  8,673
                                                       =======    =======    ========

                             POLYMEDICA CORPORATION

                                                        FISCAL YEAR ENDED MARCH 31,
                                                       ------------------------------
                                                        1997       1998        1999
                                                       -------    -------    --------
                                                               (IN THOUSANDS)
INCOME BEFORE INCOME TAXES:
Diabetes Supplies....................................      716      1,140       5,300
Consumer Healthcare..................................    2,120      1,253       2,868
Professional Products................................     (881)     4,972       2,746
All Other(1).........................................        0      4,126       1,597
                                                       -------    -------    --------
     Total...........................................  $ 1,955    $11,491    $ 12,511
                                                       =======    =======    ========
SEGMENT ASSETS:
Diabetes Supplies....................................   15,417     40,795      62,922
Consumer Healthcare..................................    4,229      5,217       6,263
Professional Products................................   48,429     43,540      39,337
All Other............................................    7,158      2,849       4,417
                                                       -------    -------    --------
     Total...........................................  $75,233    $92,401    $112,939
                                                       =======    =======    ========

---------------------------

(1) Represents pretax gains related to the sale of the Company's wound care business.

T.  INTERIM INFORMATION (UNAUDITED):

The following consolidated interim financial information is unaudited. Such information reflects all adjustments, consisting solely of normal recurring adjustments, which are in the opinion of management necessary for a fair presentation.

                                                             YEAR ENDED MARCH 31, 1999
                                                      ----------------------------------------
                                                      QTR. 1     QTR. 2*    QTR. 3     QTR. 4
                                                      -------    -------    -------    -------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues......................................  $20,661    $24,823    $28,791    $30,550
Gross margin........................................   10,740     12,945     14,826     16,709
Net income..........................................    1,293      2,484      1,746      2,121
Net income per weighted average share, basic........  $  0.15    $  0.28    $  0.20    $  0.23
Net income per weighted average share, diluted......  $  0.13    $  0.26    $  0.18    $  0.22

---------------------------

* includes after tax gain of $976,000 or $0.10 per diluted share related to the sale of the Company's wound care business.

                                                     YEAR ENDED MARCH 31, 1998
                                              ----------------------------------------
                                              QTR. 1     QTR. 2*    QTR. 3     QTR. 4
                                              -------    -------    -------    -------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues..............................  $13,958    $17,643    $20,668    $21,556
Gross margin................................    7,230      9,664     10,448     10,908
Net income..................................      831      3,915      1,383      1,490
Net income per weighted average share,
  basic.....................................  $  0.10    $  0.45    $  0.16    $  0.17
Net income per weighted average share,
  diluted...................................  $  0.09    $  0.39    $  0.14    $  0.15

---------------------------

* includes after tax gain of $2.74 million or $0.29 per diluted share related to the sale of the Company's wound care business

                             POLYMEDICA CORPORATION

U.  RELATED PARTY TRANSACTIONS:

In December 1994 and January 1997, certain executive officers of the Company purchased in the aggregate 100,000 and 100,000 shares, respectively, of the Company's common stock on the open market. The purchases, valued at $415,000 and $607,000, respectively, were funded by a note issued by the Company to each officer. The terms of the notes provide for each executive to repay the Company with Company shares within five years from the date of the note at a market value equal to the original principal of the note. The principal balance due is shown as notes receivable from officers in Shareholders' Equity on the Consolidated Balance Sheet. As of March 31, 1999 the balance of notes receivable was $626,000.

V.  SUBSEQUENT EVENT:

To support Liberty Medical's growth, in May 1999 the Company purchased a 66,000 square foot building in Port St. Lucie, Florida for $2.0 million, financed by a $1.4 million mortgage. Under the terms of this mortgage, the Company is required to repay all principal balances by May 2006 using a 15-year amortization period. The mortgage is collateralized by the land, building, future improvements and permanent fixtures. Under this mortgage, the Company is required to maintain certain financial covenants. The interest rate is 8.07%.

                             POLYMEDICA CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                MARCH 31,    JUNE 30,
                                                                  1999         1999
                                                                ---------   -----------
                                                                            (UNAUDITED)
                                                                (DOLLARS IN THOUSANDS,
                                                                     EXCEPT SHARE
                                                                AND PER SHARE AMOUNTS)
ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 10,191     $ 10,423
  Accounts receivable (net of allowances of $7,330 and
     $7,852 as of March 31, and June 30 1999,
     respectively)..........................................      32,251       31,609
  Inventories...............................................       6,909        7,375
  Deferred tax asset........................................       2,708        2,708
  Prepaid expenses and other current assets.................         721        1,400
                                                                --------     --------
     Total current assets...................................      52,780       53,515
Property, plant, and equipment, net.........................       6,856        9,125
Intangible assets, net......................................      37,278       36,708
Direct response advertising, net............................      15,678       17,023
Other assets, net...........................................         347          236
                                                                --------     --------
     Total assets...........................................    $112,939     $116,607
                                                                ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable -- trade.................................    $ 12,527     $  9,895
  Accrued expenses..........................................       4,781        7,766
  Current portion of long-term debt and notes payable,
     net....................................................       3,083        3,087
                                                                --------     --------
     Total current liabilities..............................      20,391       20,748
Long-term debt and notes payable, net.......................      21,583       22,018
Deferred income taxes.......................................       7,920        7,920
                                                                --------     --------
     Total liabilities......................................      49,894       50,686
                                                                --------     --------
Commitments
Shareholders' equity:
  Preferred stock $.01 par value; 2,000,000 shares
     authorized, none issued or outstanding.................          --           --
  Common stock $.01 par value; 20,000,000 shares authorized;
     9,197,075 and 9,319,913 issued as of March 31 and June
     30, 1999, respectively.................................          92           93
  Treasury stock, at cost, (78,003 and 90,971 shares as of
     March 31 and June 30, 1999, respectively)..............        (458)        (646)
  Additional paid-in capital................................      56,557       57,099
  Retained earnings.........................................       7,480        9,934
  Notes receivable from officers............................        (626)        (559)
                                                                --------     --------
     Total shareholders' equity.............................      63,045       65,921
                                                                --------     --------
     Total liabilities and shareholders' equity.............    $112,939     $116,607
                                                                ========     ========

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                             POLYMEDICA CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                THREE MONTHS ENDED
                                                                     JUNE 30,
                                                              ----------------------
                                                                1998         1999
                                                              ---------    ---------
                                                                   (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT
                                                                PER SHARE AMOUNTS)
Net revenues................................................   $20,661      $31,580
Cost of sales...............................................     9,921       13,715
                                                               -------      -------
Gross margin................................................    10,740       17,865
Selling, general and administrative expenses................     8,062       13,361
                                                               -------      -------
Income from operations......................................     2,678        4,504
Other income and expense:
  Investment income.........................................       114           89
  Interest expense..........................................      (637)        (603)
                                                               -------      -------
                                                                  (523)        (514)
                                                               -------      -------
Income before income taxes..................................     2,155        3,990
Income tax provision........................................       862        1,536
                                                               -------      -------
Net income..................................................   $ 1,293      $ 2,454
                                                               =======      =======
Net income per weighted average share, basic................   $   .15      $   .27
                                                               =======      =======
Net income per weighted average share, diluted..............   $   .13      $   .25
                                                               =======      =======
Weighted average shares, basic..............................     8,789        9,152
Weighted average shares, diluted............................     9,771        9,890

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                             POLYMEDICA CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              THREE MONTHS ENDED
                                                                   JUNE 30,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
                                                                 (UNAUDITED)
                                                                (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................  $ 1,293    $ 2,454
  Adjustments to reconcile net income to net cash flows from operating activities:
     Depreciation and amortization..........................      800        851
     Amortization of direct-response advertising............    1,156      1,687
     Direct-response advertising............................   (3,058)    (3,032)
     Deferred income taxes..................................      862         --
     Provision for inventory obsolescence...................       --        125
     Provision for bad debts................................    1,445      2,127
     Provision for sales allowances.........................      959      1,793
     Changes in assets and liabilities:
       Accounts receivable..................................    1,611     (3,278)
       Inventories..........................................     (858)      (590)
       Prepaid expenses and other assets....................     (815)      (396)
       Accounts payable -- trade............................     (527)    (2,809)
       Accrued expenses.....................................      842      2,985
                                                              -------    -------
          Total adjustments.................................    2,417       (537)
                                                              -------    -------
          Net cash flows from operating activities..........    3,710      1,917
                                                              -------    -------
Cash flows from investing activities:
  Purchase of property, plant, and equipment................     (482)    (2,524)
                                                              -------    -------
          Net cash flows from investing activities..........     (482)    (2,524)
                                                              -------    -------
Cash flows from financing activities:
  Proceeds from issuance of common stock....................       91        355
  Repayment of long-term debt...............................       --     (1,000)
  Proceeds from issuance of long-term debt..................       --      1,417
  Repayment of notes receivable from officers...............       --         67
                                                              -------    -------
          Net cash flows from financing activities..........       91        839
                                                              -------    -------
          Net increase in cash and cash equivalents.........    3,319        232
                                                              -------    -------
Effect of exchange rate changes on cash.....................       --         --
Cash and cash equivalents at beginning of period............    6,440     10,191
                                                              -------    -------
Cash and cash equivalents at end of period..................  $ 9,759    $10,423
                                                              =======    =======

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                             POLYMEDICA CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. The unaudited consolidated financial statements included herein have been prepared by PolyMedica Corporation ("PolyMedica" or the "Company"), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of interim period results. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The Company believes, however, that its disclosures are adequate to make the information presented not misleading. The results for the interim periods presented are not necessarily indicative of results to be expected for the full fiscal year. It is suggested that these interim consolidated financial statements be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended March 31, 1999.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

2.  Inventories consist of the following:

                                                           MARCH 31,    JUNE 30,
                                                             1999         1999
                                                           ---------    --------
                                                              (IN THOUSANDS)
Raw materials............................................   $  739       $  731
Work in process..........................................      594          574
Finished goods...........................................    5,576        6,070
                                                            ------       ------
                                                            $6,909       $7,375
                                                            ======       ======

3. In accordance with Statement of Position 93-7, direct-response advertising and related costs for all periods presented are capitalized and amortized to selling, general and administrative expense on an accelerated basis during the first two years of a four-year period. The amortization rate is such that 55% of such costs are expensed after two years from the date they are incurred, and the remaining 45% is expensed on a straight line basis over the next two years. Revenues generated from new customers as a result of direct-response advertising have historically resulted in a revenue stream lasting seven years. Management has selected a more conservative four-year amortization period, in consideration of the "Factors Affecting Future Operating Results" in item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-Q. Management assesses the realizability of the amounts of direct-response advertising costs reported as assets at each balance sheet date by comparing the carrying amounts of such assets to the probable remaining future net benefits expected to result directly from such advertising.

The Company capitalized direct-response advertising of $3.06 million and $3.03 million in the three months ended June 30, 1998 and 1999, respectively. A total of $1.16 million and $1.69 million in direct-response advertising was amortized and charged to selling, general and administrative expense for the three months ending June 30, 1998 and 1999, respectively. As of March 31 and June 30, 1999, accumulated amortization was $7.92 million and $9.61 million, which resulted in a net capitalized direct-response advertising asset of $15.68 million and $17.02 million, respectively.

                             POLYMEDICA CORPORATION

                                  (UNAUDITED)

4. As of June 30, 1999, gross unbilled receivables related to the diabetes supplies segment included in accounts receivable were $16.60 million as compared with $15.35 million as of March 31, 1999.

5.  Calculations of earnings per share are as follows:

                                                                THREE MONTHS ENDED
                                                                     JUNE 30,
                                                              ----------------------
                                                                1998         1999
                                                              ---------    ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Net income..................................................    $1,293       $2,454
BASIC:
Weighted average common stock outstanding, net of treasury
  stock, end of period......................................     8,789        9,152
Net income per common share, basic..........................    $ 0.15       $ 0.27
                                                                ======       ======
DILUTED:
Weighted average common stock outstanding, net of treasury
  stock, end of period......................................     8,789        9,152
Weighted average common stock equivalents...................       982          738
                                                                ------       ------
Weighted average common stock outstanding, net of treasury
  stock, end of period......................................     9,771        9,890
Net income per common share, diluted........................    $ 0.13       $ 0.25
                                                                ======       ======

6. Company's total net income and comprehensive income was $1.29 million and $2.45 million for the three months ended June 30, 1998 and 1999, respectively. There were no adjustments during the either period presented.

7. The Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131") during the year ended March 31, 1999. SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments. It also establishes standards for related disclosures about products, services and geographic areas. The Company's reportable segments are strategic business units or divisions that offer different products or services. These units have separate financial information that is evaluated by senior management. The Company has three reportable segments:

Diabetes Supplies -- Liberty Medical Supply, Inc. is a direct-to-consumer provider of diabetes testing supplies to seniors who have Medicare coverage.

Consumer Healthcare -- PolyMedica Healthcare, Inc. offers the AZO line of products which includes OTC ("over-the-counter") female urinary tract discomfort products and home medical diagnostic kits; and is a manufacturer and distributor of private-label and branded digital thermometers.

Professional Products -- PolyMedica Pharmaceuticals (U.S.A.), Inc. develops, manufactures and distributes prescription urology products.

All Other consists of operations associated with the Company's corporate headquarters. Assets and depreciation and amortization expense are not allocated to the operating segments for management evaluation purposes. However, when evaluating Income before Income Taxes, management allocates all profit and loss activities related to the Company's corporate headquarters to the operating segments. As a

                             POLYMEDICA CORPORATION

                                  (UNAUDITED)

result, the segment information may not be indicative of the financial position or results of operations that would have been achieved had these segments operated as unaffiliated entities. The Company does not organize its units geographically, as its products and services are sold throughout the United States only. The following segment information has been prepared in accordance with the internal accounting policies of the Company, as described above. There are no intersegment sales for the periods presented. Information concerning the operations in these reportable segments is as follows:

                                                              FOR THE THREE MONTHS
                                                                     ENDED
                                                              --------------------
                                                              JUNE 30,    JUNE 30,
                                                                1998        1999
                                                              --------    --------
                                                                 (IN THOUSANDS)
REVENUES:
Diabetes Supplies...........................................  $15,681     $26,365
Consumer Healthcare.........................................    2,598       2,929
Professional Products.......................................    2,382       2,286
                                                              -------     -------
Total.......................................................  $20,661     $31,580
                                                              =======     =======
DEPRECIATION AND AMORTIZATION:
Diabetes Supplies...........................................    1,420       1,994
Consumer Healthcare.........................................       16          14
Professional Products.......................................      508         515
All Other...................................................       12          15
                                                              -------     -------
Total.......................................................  $ 1,956     $ 2,538
                                                              =======     =======
INCOME BEFORE INCOME TAXES:
Diabetes Supplies...........................................    1,246       2,857
Consumer Healthcare.........................................      509         567
Professional Products.......................................      400         566
                                                              -------     -------
Total.......................................................  $ 2,155     $ 3,990
                                                              =======     =======

                                                              MARCH 31,    JUNE 30,
                                                                1999         1999
                                                              ---------    --------
SEGMENT ASSETS:
Diabetes Supplies...........................................    62,922       66,177
Consumer Healthcare.........................................     6,263        5,892
Professional Products.......................................    39,337       39,018
All Other...................................................     4,417        5,520
                                                              --------     --------
Total.......................................................  $112,939     $116,607
                                                              ========     ========

8. The Company will adopt Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" in the fiscal year beginning April 1, 2000. On July 7, 1999, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 137("SFAS 137"), "Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133." SFAS 137 delayed the implementation of SFAS 133 by one year. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Under the new statement, the accounting for changes in the fair value of a derivative (that is, gains or losses) depends on the intended use of the derivative, the

                             POLYMEDICA CORPORATION

                                  (UNAUDITED)

resulting designation. The Company believes that adoption of the statement will not have a material effect on the financial statements.

9. Long-Term Debt

SENIOR DEBT

In connection with the purchase of the WEBCON product line, in January 1993, the Company and its wholly-owned subsidiary, PolyMedica Pharmaceuticals (U.S.A.), Inc. ("PMP USA") sold to the John Hancock Mutual Life Insurance Company ("Hancock"), $25 million of Guaranteed Senior Secured Notes due January 31, 2003 (the "Hancock Notes"). As of June 30, 1999 the balance due to Hancock was $21.0 million. The Company is required and was in compliance with certain financial covenants. The effective interest rate of the Hancock Notes is 10.90%.

REVOLVING CREDIT FACILITY

In March 1999, the Company increased its existing revolving credit facility from $7.5 million to $10 million. Under the terms of this facility, the Company is required to repay all principal balances on March 31, 2001. As of June 30, 1999, the Company had an outstanding balance of $3 million. Under the terms of the credit facility, the Company is required to and was in compliance with certain financial covenants. The interest rate is tied to the Company's funded debt to EBITDA ratio and was 7.75% as of June 30, 1999.

BUILDING MORTGAGE

To support Liberty Medical's growth, in May 1999 the Company purchased a 66,000 square foot building in Port St. Lucie, Florida for $2.0 million, financed by a $1.4 million mortgage. Under the terms of this mortgage, the Company is required to repay all principal balances by May 2006 using a 15-year amortization period. The mortgage is collateralized by the land, building, future improvements and permanent fixtures. Under this mortgage, the Company is required to and was in compliance with certain financial covenants. The interest rate is 8.07%.

10. Certain amounts in the prior period financial statements have been reclassified to conform with the current year presentation.

--------------------------------------------------------------------------------

                               [POLYMEDICA LOGO]

                             POLYMEDICA CORPORATION

                                2,900,000 SHARES

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                                           , 1999

                               CIBC WORLD MARKETS

                       FIRST UNION CAPITAL MARKETS CORP.

--------------------------------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by PolyMedica (except for underwriting discounts and commissions and fees and expenses of legal counsel for the selling shareholders, which will be borne by the selling shareholders). All amounts shown are estimates except the Securities and Exchange Commission registration fee, the NASDAQ National Market listing fee and the NASD filing fee.


    Registration Fee -- Securities and Exchange Commission......  $ 25,091
    NASDAQ National Market listing fee..........................    17,500
    NASD filing fee.............................................     9,526
    Blue Sky Fees...............................................     5,000
    Legal fees and expenses of PolyMedica.......................   250,000
    Accounting fees and expenses................................    75,000
    Printing....................................................   100,000
    Miscellaneous expenses......................................    17,883
                                                                  --------
              Total Expenses....................................  $500,000
                                                                  ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 13(b)(1) of Chapter 156B of the Massachusetts General Laws allows a corporation to eliminate or limit the personal liability of a director of a corporation to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of an improper distribution or loan to an insider or obtained an improper personal benefit. PolyMedica has included such a provision in its restated articles of organization.

Section 67 of Chapter 156B of the Massachusetts General Laws ("Section 67") provides that a corporation may indemnify its directors and officers to the extent specified in or authorized by: (i) the articles of organization, (ii) a by-law adopted by the shareholders, or (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. In all instances, the extent to which a corporation provides indemnification to its directors and officers under Section 67 is optional. The Restated Articles of Organization of PolyMedica contain provisions to the effect that each director, officer and employee of PolyMedica shall be indemnified by PolyMedica against expenses, judgments and fines incurred in connection with any legal proceedings to which he may be made a party or with which he may become involved or threatened by reason of having been an officer, director or employee of PolyMedica or of any other organization at the request of PolyMedica. The provisions include indemnification with respect to matters covered by a settlement. Any such indemnification shall be made unless it is determined by a majority vote of a quorum of the Board of Directors, a majority vote of a quorum of disinterested stockholders, independent legal counsel or a court, that indemnification is improper in the circumstances because the person seeking indemnification has not met the applicable standards of conduct. It must be determined that the director, officer or employee acted in good faith with the reasonable belief that his action was in the best interests of PolyMedica, and, with respect to any criminal action or proceeding, that he had no reasonable cause to believe his conduct was unlawful.

PolyMedica has purchased directors' and officers' liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

The Underwriting Agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

ITEM 16.  EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  1.1     Underwriting Agreement
  5.1*    Opinion of Hale and Dorr LLP
 21.1*    Subsidiaries of the Registrant
 23.1     Consent of PricewaterhouseCoopers LLP
 23.2*    Consent of Hale and Dorr LLP (Included in Exhibit 5.1 filed herewith)
 24.1*    Power of Attorney (See page II-3 of this Registration
          Statement)


------------------------


* Previously filed.


ITEM 17.  UNDERTAKINGS.

Item 512(b) of Regulation S-K. The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

Item 512(h) of Regulation S-K. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 512(i) of Regulation S-K. The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF WOBURN, COMMONWEALTH OF MASSACHUSETTS, ON SEPTEMBER 14, 1999.


                                          POLYMEDICA CORPORATION


                                          By:      /s/ ERIC G. WALTERS

                                            ------------------------------------

                                              Eric G. Walters


                                              Chief Financial Officer



PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON SEPTEMBER 14, 1999.



                     SIGNATURE                                             TITLE
                     ---------                                             -----
                         *                           Chief Executive Officer and Chairman of the
---------------------------------------------------    Board of Directors (Principal Executive
                   STEVEN J. LEE                       Officer)

                /s/ ERIC G. WALTERS                  Chief Financial Officer
---------------------------------------------------    (Principal Financial Officer and Principal
                  ERIC G. WALTERS                      Accounting Officer)

                         *                           Director
---------------------------------------------------
                DANIEL S. BERNSTEIN

                         *                           Director
---------------------------------------------------
                 PETER K. HOFFMAN

                         *                           Director
---------------------------------------------------
                 MARCIA J. HOOPER

                         *                           Director
---------------------------------------------------
                 FRANK W. LOGERFO

                         *                           Director
---------------------------------------------------
                 THOMAS S. SOLTYS

              *By /s/ ERIC G. WALTERS
  ----------------------------------------------
                  ERIC G. WALTERS
                 Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 1.1       Underwriting Agreement
 5.1*      Opinion of Hale and Dorr LLP
21.1*      Subsidiaries of the Registrant
23.1       Consent of PricewaterhouseCoopers LLP
23.2*      Consent of Hale and Dorr LLP (Included in Exhibit 5.1 filed herewith)
24.1*      Power of Attorney (See page II-3 of this Registration
           Statement)


------------------------


* Previously filed.